EXHIBIT 99.1

 Capital Markets Day  12 January 2024

 Forward-looking statements (1/2)  This presentation includes certain statements, expectations, estimates and projections provided by Euronav NV (the “Company”) and certain other sources believed by the Company to be reliable, and statements of the Company’s beliefs and intentions about future events. The statements included in the presentation that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” or “continue,” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Such statements, expectations, estimates and projections reflect various assumptions by the Company concerning anticipated results and are subject to significant business, economic and competitive uncertainties and contingencies, and known and unknown risks, many of which are beyond the Company’s control and are impossible to predict. Accordingly, there can be no assurance that such statements, expectations, estimates and projections will be realized. Any forecast made or contained herein and actual results will likely vary and those variations may be material. The Company makes no representation or warranty as to the accuracy or completeness of such statements, expectations, estimates and projections contained in this presentation or that any forecast made or contained herein will be achieved.  Our forward-looking statements are subject to certain risks and uncertainties, which include, but are not limited to, the following:  The transaction pursuant to which the Company has agreed to purchase CMB.TECH from CMB NV may not occur as expected or at all.  The global clean energy transition may not accelerate as expected, including in the shipping industry.  Governmental and regulatory focus on a zero-carbon future in accordance with current target dates may not continue without delay or abatement or may be changed.  The shipping industry may not adopt hydrogen and ammonia as a primary fuel source for ocean-going vessels or any adoption may take longer than expected.  The obsolescence and scrapping of older vessels that are powered by traditional fuels that emit carbon and their replacement may not occur as expected or at all.  CMB.TECH’s hydrogen and ammonia engine and fuel technology may not be successfully applied in longer haul routes.  The business divisions of CMB.TECH may not be successfully integrated into the Company’s business.  The delivery of CMB.TECH’s vessels on order may not occur as expected or without unanticipated costs.  Charters at attractive or expected rates may not be available for the Company’s vessels upon expiration of current charters or upon delivery of newbuildings on order.  CMB.TECH may not complete as expected various hydrogen and ammonia projects upon which the Company’s business plans are based around the world both at sea and ashore as expected.  Continuing demand for transportation of crude oil may not sustain charter rates for VLCCs and Suezmax tankers and the expected reduction in supply of such vessels due to scrapping or obsolescence may not occur.  Improving supply and demand dynamics over the next several years in the dry bulk shipping sectors may not occur as expected.  A recovery and growth over the next several years in the chemical tanker sector of the shipping industry may not occur as expected.  Demand for eco-friendly container vessels may decline.  Continued increases for demand for service vessels is the offshore wind industry may not occur as expected.   The impact of general economic and geopolitical factors on the shipping industry.   Other statements and projections relating to the Company’s business objectives and plans may not occur as expected.  In addition, certain industry data and information contained in this presentation has been derived from industry sources. The Company has not undertaken any independent investigation to confirm the accuracy or completeness of such data and information, some of which may be based on estimates and subjective judgments. Accordingly, the Company makes no representation or warranty as to such accuracy or completeness.  This presentation speaks only as of today’s date, and the Company does not undertake to update any forward-looking statements to reflect future events or circumstances.  Information about the Company  The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and in accordance therewith is required to file reports and other information with the SEC relating to its business, financial condition, and other matters. The Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “Form 20-F”) and other filings are available at the SEC’s website at http://www.sec.gov. We refer you to Item 3.D. (Risk Factors) in the Form 20-F for a discussion of certain risks of the Company’s business activities, financial condition, results of operations and prospects relating to its ownership and operation of crude oil tankers.

 Forward-looking statements (2/2)  Additional information  CMB NV has announced previously that it will conduct a mandatory tender offer for all of the Company shares that it and its affiliates do not already own. The tender offer has not yet commenced. This presentation is for informational purposes only, and is neither an offer to purchase nor a solicitation of an offer to sell any ordinary shares of Euronav NV or any other securities, nor is it a substitute for (i) the prospectus of CMB NV and the response memorandum of the supervisory board of Euronav NV to be approved by the Belgian Financial Services and Markets Authority or (ii) the Tender Offer Statement on Schedule TO and other necessary filings that CMB NV will file with the Securities and Exchange Commission (the “Commission”), and the Solicitation/Recommendation Statement on Schedule 14D-9 and other necessary filings that Euronav NV will file with the Commission, at the time the tender offer is commenced. Any solicitation and offer to buy ordinary shares of Euronav NV will only be made pursuant to a public takeover bid within the meaning of the Belgian Law of 1 April 2007 and the Belgian Royal Decree of 27 April 2007 on public takeover bids addressed to shareholders of Euronav NV wherever located (the “Belgian Offer”) and a concurrent offer to purchase and related tender offer materials in accordance with applicable U.S. federal securities laws addressed to U.S. holders (within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended) of Euronav NV’s ordinary shares (the “U.S. Offer"). At the time the tender offer is commenced, CMB NV will file with the Commission a Tender Offer Statement on Schedule TO and other necessary filings, and in connection therewith, Euronav NV will file with the Commission a Solicitation/Recommendation Statement on Schedule 14D-9 and other necessary filings.  The prospectus of CMB NV and the response memorandum of the supervisory board of Euronav NV will contain important information in relation to the Belgian offer. Shareholders of Euronav NV are urged to read these documents carefully when they become available because they will contain important information that shareholders of Euronav NV should consider before making any decision with respect to the Belgian Offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and certain other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 will contain important information in relation to the U.S. Offer. U.S. holders of Euronav NV’s ordinary shares are urged to read these documents carefully when they become available because they will contain important information that U.S. holders of Euronav NV’s ordinary shares should consider before making any decision with respect to the tender offer U.S. Offer.  When the tender offer is commenced, (i) the prospectus and the response memorandum will be made available for free at the website of Euronav NV, and (ii) the offer to purchase, the related letter of transmittal and the solicitation/recommendation statement and other filings related to the offer will be made available for free at the Commission’s website at www.sec.gov. U.S. holders of Euronav’s ordinary shares also may obtain free copies of the Tender Offer Statement and other offer documents that the Offeror will file with the Commission by contacting the information agent for the tender offer that will be named in the Tender Offer Statement and the Solicitation/Recommendation Statement.

 Presentation topics  CMB.TECH transaction  Creating the reference in sustainable shipping  Value creation  Business units and markets  Annex - focus section on hydrogen market and shipping, fleet list

 © 2024 – CMB.TECH  1. CMB.TECH Transaction

 Euronav company profile  (1) Age calculation: new building fleet set at 0  Industry-leading shareholder returns, tier 1 customer portfolio, and at the centre of the on-going energy transition. Older tanker tonnage provides excellent opportunities to recycle capital into more future-proof (tanker) tonnage.  2nd largest quoted crude oil tanker company   Shareholder return  Euronav in numbers  VLCC  Suezmax  FSO  Type  # of vessels  Average age(1)  9.9 years  7.8 years  Ship on water  Under construction  Trading  Storage  Stock listed platform  Euronav is the world’s second largest independent quoted crude oil tanker company (dwt) engaged in the ocean transportation and storage of crude oil  Sustainability is a core value at Euronav   Fleet rejuvenation and future-proof(2) newbuilding program at the heart of its long-term value creation strategy  $1.5bn   Cash dividends  $200m   Share buyback  $3.5 bn  Market Cap  on 14/12/2023  NH3  Each $5k per day uplift in VLCC and Suezmax rates improves EBITDA by $70m   $ 70 million  + $ 5,000   per day  $ 210 million  + $ 15,000   per day  $ 350million  + $ 25,000   per day  $ 770 million  + $ 55,000   per day  BASE  since 2015  (1) Age calculation: new building fleet set at 0 years.  (2) For purposes of this presentation, “future-proof” means owning and operating efficient low-carbon emitting ships and/or ships powered by hydrogen and/or ships powered by ammonia.  (3) These firms have not consented to the use of their names in this presentation, nor have they endorsed the transaction or made any recommendations relating thereto.  (3)   Uplift in rates:

 CMB.TECH company profile  Total of 60+46 vessels with an average age of 0.17 years (1)  Crew Transfer Vessels (CTV)powered by MDO and H2Commissioning service operationvessels (CSOV) powered by H2  CMB.TECH is a division of the CMB Group that designs, builds andoperates a future-proof fleet powered by hydrogen and ammonia:  Category (2)  52+10 off-shore wind  1+4 container  2+26 dry-bulk  2+6 chemical  3 other  50 conventional  NH3  21 dual fuel hydrogen  Energy  Design and retrofit of port and industrial applications to run on hydrogen – in cooperation with leading OEMs and port operators  Technology and infrastructure to produce and distribute green H2 and NH3, which we believe will be the fuel of the future  A well-equipped technology centre powered by highly skilled engineers specialized in H2 systems  H2 Infra  Technology & Dev  Industry  (1) Age calculation: new building fleet set at 0, excluding CTV’s (Avg. age 8.9 years) (2) Data format: fleet on the water + new building orders  Note: Bocimar, Bochem and Delphis are the trade names of CMB’s dry bulk carrier, chemical tankers and container vessel divisions, respectively. In the Transaction, CMB will give Euronav a worldwide royalty-free license to use these names for $ 0.  35  ammonia ready  ammonia fitted  Tugboats powered by H2Ferry units powered by H2  Chemical tankers powered by NH3  Dry-Bulk carriers powered by NH3  Container vessels powered by NH3  CMB.TECH marine in numbers  Marine  CMB.TECH’s business model is to own/lease out or sell assets to customers looking for low/zero carbon solutions.  CMB.TECH solves the chicken and egg discussion by offering H2 and NH3 molecules, either through own production or by sourcing it from third party producers.

 (1)  (1)  H2 Infrastructure DCF  $ 22  (-) Overheads and HQ Costs DCF  $ 3,649  Enterprise Value  $ 510  $ 1,888  $ 361  $ 1,625  (-) Net Debt Total Nominal 0utstanding Capital Commitments  $ 1,153  Equity Value  Dry Bulk FMV  $ 441  Container FMV  $ 394  Chemical FMV  $ 679  Off-Shore Wind, Others FMV  $ 181  Industry DCF  $ 89  $ 1,986  (-) Net Debt Net Existing Finacial Debt  67 Vessels  5 Vessels  28 Vessels  8 Vessels  In $ millions  Unfunded – comes from Euronav cash  Secured – rolled over  Financial terms: enterprise value to equity value bridge  Note: Based on valuations as of 28/11/2023. Fair Market Value (FMV) sources: Arrow, BRS, Howe Robinson, Maersk Broker, SSY, and Hagland Shipbrokers. Others: Tugboats & Ferries. These firms have not consented to the use of their names in this presentation, nor have they endorsed the transaction or made any recommendations relating thereto. Discounted cash Flow (DCF): intrinsic and prospective method valuing the business until end of holding period through its future free cash flows discounted using the weighted average cost of capital (WACC) to obtain Enterprise Value (EV).  Financing by Euronav  Financial terms  The Acquisition Price for 100% of the shares in CMB.TECH is $ 1.150 billion in cash.Approximate enterprise value of $ 3.649 billion and an equity value of $ 1.150 billion  The transaction includes $ 2.496 billion roll-over debt (bank, leasing and shipyard liabilities). This includes:Net existing financial debt of $ 510 millionTotal nominal outstanding capital commitments of $ 1.986 billion – to be paid over the coming 3 years: (i) $ 1.625 billion has beensecured and will be rolled over; (ii) remaining unfunded capital commitment of $ 361 million will come from Euronav’s own cash.   The Acquisition Price will be financed by Euronav from the cash proceeds of the sale of 24 VLCCs fleet to Frontline plc(which was announced by Euronav on 9 October 2023)

 (1) Upon completion of newbuilding deliveries expected in 2026  (2) After the closing of the acquisition transaction and CMB’s announced mandatory take-over bid for all shares in Euronav that CMB and its affiliates do not currently own (the “MTO”), Euronav will propose to its shareholders to change its corporate name to “CMB.TECH NV” and CMB.TECH will change its corporate name. The trading symbol for the re-named company will also be changed to “CMBT” on both the NYSE and BE Euronext.  Creating the leading, future-proof shipping platform  The reference in sustainable shipping  Creating value through a diversified fleet and a strong focus on decarbonization  Use, produce, distribute, and carrylow carbon fuels  Best-in-class tanker platform  High-quality asset base: VLCC,Suezmax, and FSO  Strong customer portfolio at the centerof the energy transition  Market leader in green ships  Modern fleet comprising over 100low-carbon future-proof vessels expected (1)  Integrated hydrogen andammonia value chain  ~ 6.9 $ Billion  Marine Asset FMV  (fleet on the water + new building orders)  53.37%  Strong anchor shareholder CMB   (by voting rights)  (2)  Euronav to be renamed  The only investable diversified green shipping platform for ESG funds and investors  Intended to continue NYSE and EURONEXT listingsunder future symbol “CMBT”

 (1) The offer price may be further reduced by the gross amount of any future dividends distributions paid by Euronav to its shareholders with an ex-dividend date prior to the end of acceptance period in settlement date of the MTO.  CMB and Frontline plc/ Famatown Finance Ltd, reach an agreement on a transaction that puts an end to the deadlock arising from their entrenched differences over the future strategy of the company  Agreement  Euronav and CMB announced that they entered into a SPA for the acquisition of 100% of the share in CMB.TECH  Announcement of CMB.TECH transaction  As a consequence of exceeding the 30% threshold in November 2023 – CMB will offer all shareholders $ 17.86, i.e. $ 18.43 minus dividend of $ 0.57 paid in December 2023 (1)  Target for Euronav to remain listed on NYSE and EURONEXT  Close MandatoryTake-Over Bid  Shareholders approve conditionality of (i) Frontline’s acquisition of 24 VLCC for $ 2.35 billion and (ii) termination of arbitration case against Frontline plc / Famatown Finance Ltd, following which CMB acquired Frontline’s 26.12% stake for $ 18.43 and a new Euronav Supervisory Board and Management Board was installed  SGM - Special Shareholder Meeting  SGM scheduled on 7 February 2023 to approve CMB.TECH transaction  (pursuant to Art. 7:152 CCA)  Expected closing of the transaction  SGM - Special Shareholder Meeting  22 December 2023  15 March 2024  21/22 November 2023  February 2024  09 October 2023  Capital Market Day   12 January 2024   Euronav intends to change name to CMB.TECH   (CMBT NYSE / BE EURONEXT)   Convening of SGM to approve CMB.TECH transaction  Targeted approval date of MTO Prospectus   CMB expects to launch MTO for Euronavon 14 February 2024   Expected timing

 2. Creating the reference insustainable shipping  After the closing of the acquisition transaction and CMB’s announced mandatory take-over bid for all shares in Euronav that CMB and its affiliates do not currently own (the “MTO”), Euronav will propose to its shareholders to change its corporate name to “CMB.TECH NV” and CMB.TECH will change its corporate name. The trading symbol for the re-named company will also be changed to “CMBT” on both the NYSE and BE Euronext. Further reference made to CMB.TECH in this presentation is forward-looking and describes the Company and its business plans after the renaming from Euronav NV to CMB.TECH NV, as the context requires. Further reference to Euronav will be as the crude oil tanker business unit of CMB.TECH (CMBT), as the context requires.

 Alexander Saverys  Chief Executive Officer  The founders of CMB.TECH and driving force behind the rapid technological advancements which result in proprietary H2 and NH3 technologies  Ambitious strategy for CMBT to be a leading green shipping growth stock – on both NYSE and EURONEXT  Clear vision on how to become the reference in green shipping – and to provide real ESG investment opportunities  Alexander Saverys serves on the Management Board of Euronav as Chief Executive Officer as of 22 November 2023.  He founded Delphis in 2004, a short sea container shipping company. He became director of CMB in 2006 and is Chief Executive Officer of CMB since September 2014.  Combined they hold over 100 years of shipping experience – financial, commercial, and operational  Have been instrumental to the success and growth of Euronav and CMB.TECH during the last decade  Michael Saverys  Chief Chartering Officer  Source: Public information  Ludovic Saverys  Chief Financial Officer  Ludovic Saverys joined Euronav on the Management Board as Chief Financial Officer as of 22 November 2023.  He is also the CFO of CMB and the General Manager of Saverco NV. He was on EURN board from 2015 to 2021.  Michael Saverys joined Euronav on the Management Board as Chief Chartering Officer on 22 November 2023.  In 2009 he joined CMB as Chartering Director of Bocimar International, and he is a member of the Board and Executive Committee of CMB NV.   Maxime Van Eecke  Chief Commercial Officer  Maxime Van Eecke joined Euronav on the Management Board as Chief Commercial Officer on 22 November 2023.  He started as Legal Counsel for the CMB group in 2005 and became MD of Delphis in 2014. In 2021 he was appointed CCO of the CMB group. He is an executive board member of CMB NV.  Benoit Timmermans  Chief Strategy Officer  Benoit Timmermans joined Euronav on the Management Board as Chief Strategy Officer on 22 November 2023.   He is in charge of the Chemical division and zero carbon fuel procurement. He is an executive board member of CMB NV.  CMB.TECH (CMBT) has a strong, experienced management team with a successful track record  Michael Saverys  Chief Chartering Officer

 Euronav and CMB’s value creating pathways cross again  CMB acquires Delphis     Euronav becomes the tanker division of CMB  1995  JV Euronav Luxembourg is formed between Compagnie Nationale de Navigation (CNN) and Compagnie Maritime Belge (CMB)  1997  2004  Euronav demerges from CMB and starts trading on Euronext under the ticker EURN  Saverys family acquires controlling stake in CMB  1991  CMB Technologies was added to the group  CMB foundsthe subsidiary Bochem  2007  The Saverys family take CMB private  2017  MV Hydroville was christened in Antwerp  2019  2020  CMB.TECH and Ohlthaver & List Group create Cleanergy Solutions Namibia  The Company successfully concludes its IPO on the New York Stock Exchange  2015  Euronav concludes the merger with Gener8 Maritime   2018  2013  Euronav concludes the acquisition of 15 VLCCs of Maersk Oil Tankers  Euronavacquires Tanklog  2004  2021  2022  Euronav fleet rejuvenation program   CMB.TECH orders $ 3 billion of H2 and NH3 powered ships  2020  First CDP submissiongaining B rating  First bond issue for EURN $150m in Oslo  2023  2024  Agreement between CMB and Frontline/Famatown to solve the structural deadlock  CMB acquires26,12% stake of Famatown/Frontline, Euronav sells 24 VLCCs for $ 2.35 billion  Announcement CMB.TECH transaction  CMB rebuilds ownership inEuronav to 24.97%   2015  CMB acquires Windcat Workboats from Seacor Marine  2014

 Investment highlights CMB.TECH (CMBT)  Creating THE reference platform in sustainable shipping  (1) UNCTAD Handbook of Statistics 2023  (2) Fair Market Value (FMV) sources: Arrow, BRS, Howe Robinson, Maersk Broker, SSY, Vessels Value and Hagland Shipbrokers – FVM entails fleet on the water + new building orders . Data format: fleet on the water + new building orders. These firms have not consented to the use of their names and logos in this presentation, nor have they endorsed the transaction or made any recommendations relating thereto.  CMB.TECH builds, owns, operates the largest pool of large marine applications that run on hydrogen and ammonia  Proven and scalable CMB.TECH technology of monofuel and dual fuel combustion engines that use hydrogen and ammoniathat becomes available for the combined fleet  Tier 1 customer portfolio located at the center of the energy transition  Ensuring availability of hydrogen and ammonia fuel to its customers, either through own productionor by sourcing it from third party producers  Diversification across different shipping types enables to invest for the future through shipping cycles: 41+7 oil tankers,2+26 dry-bulk vessels, 52+10 offshore wind vessels, 1+4 container vessels, 2+6 chemical tankers, and 3other segment (H2 tug & H2 ferry)  Exposed to attractive end markets and to different contract types (balancing operational gearing with steady cashflows)  Extensive current project pipeline of 53 committed new building vessels for delivery – and a pipeline of + 125 vessels  Modern and growing fleet to meet tomorrow’s sustainability requirements  ~ 6.9 $ Billion  Marine Asset FMV(2)  53.37%  Strong anchorshareholder CMB  (by voting rights)  Positioned for the global fuel transition  At the center of the on-going energy transition. Older tanker tonnage provides excellent opportunity to recycle capitalinto more future-proof (tanker) tonnage  Increasing premium on TC rates for ecological vessels  Significant addressable market where over time 118,928 merchant vessels are expected to be replaced by low carbon emitting ships (1)  CMBT a NYSE and EURONEXT listed growth stock rewarding its shareholders  Successfully grown and developed CMB.TECH since it was founded in 2015 under the CMB umbrella  At the helm when Euronav became the tanker division of CMB in 1997 and primordial for its succes during the years thereafter  Grey-to-green solution for the maritime industry  Diversified, young and growing fleet  Ideally positioned in the growing market of sustainable shipping  CMB as anchor shareholder

 We create diverse, sustainable, and high-quality cash-flows.  We serve our clients with reliable, qualitative,and safe services.  We attract and inspire the best talents.  CMB.TECH focuses on hydrogen for smallships and ammonia for large ships.  We power green marine value chains:shipping assets, port assets, andH2/NH3 production infrastructure.  What do we stand for?To be the global reference in sustainable shipping.     CMB NV (Compagnie Maritime Belge) as a strong anchor shareholder   We reward our shareholders.  1  2  3  4

 CMB.TECH (CMBT) company profile  Design, building and operate a future-proof fleet   powered by hydrogen and ammonia:  Total of 101+53 vessels with an average age of 4.59 years (1)  Category (2)  95 conventional  NH3  21 dual fuel hydrogen  Energy  Design and retrofit of port and industrial applications to run on hydrogen – in cooperation with leading OEMs and port operators  Technology and infrastructure to produce and distribute green H2 and NH3, the fuelof the future  A well-equipped technology centre powered by highly skilled engineers specialized in H2 systems  H2 Infra  Technology & Dev  Industry  (1) Age calculation: new building fleet set at 0, excluding CTV’s (Avg. age 8.9 years)  (2) Data format: fleet on the water + new building orders  CMB.TECH’s business model is designed to enable the grey-to-green transition of the maritime industry with a focus on hydrogen for small ships and ammonia for large ships – whilst creating value for our shareholders, serving customers with reliable, qualitative and safe services, and attracting and inspiring the best talents.  38  ammonia ready  ammonia fitted  CMB.TECH marine in numbers  52+10 off-shore wind  1+4 container  2+26 dry-bulk  2+6 chemical  3 other  41+7 oil  Chemical tankers powered by NH3  Dry-Bulk carriers powered by NH3  Container vessels powered by NH3  Marine  Crew Transfer Vessels (CTV) powered by MDO and H2Commissioning service operationvessels (CSOV) powered by H2  Suezmax tankers / VLCC tankersFloating Storage and Offloading unitsStorage tankers (FSO)  Tugboats powered by H2Ferry units powered by H2

 NH3  Energy type  9.2 years  Avg. age  3,455  FMV $ millions  45  3  0  NH3  Energy type  <1 years  Avg. age  1,888  FMV $ millions  4  22  2  NH3  Energy type  <1 years  Avg. age  394  FMV $ millions  0  8  0  NH3  Energy type  <1 years  Avg. age  441  FMV $ millions  0  5  0  In-house expertise to seize new opportunities across end-markets whilst pursuing a fuel transition of the fleet towards ammonia and hydrogen  >3,000  seafarers  >450  shore-based staff  4.59  average fleet age  ~6.9 $billion   Combined FMV  Energy type  679  FMV $ millions  46  0  17  NH3   <1 y Avg. CSOV  8.9 y Avg. CTV  Marine – the leading diversified green shipping platform  101+53  Vessels  Oil Tankers  41+7  Dry-bulk vessels  2+26  Container vessels  1+4  Chemical Tankers  2+6  Off-shore wind  52+10  NH3  Conventional  Ammonia ready  Dual-fuel hydrogen  # number of vessels  +  +  +  +  Fair Market Value (FMV) sources: Arrow, BRS, Howe Robinson, Maersk Broker, SSY, and Hagland Shipbrokers – basis fleet on the water + new building orders. These firms have not consented to the use of their names and logos in this presentation, nor have they endorsed the transaction or made any recommendations relating thereto.  Sum of the fleet composition is current fleet and committed newbuilds. Data format Vessels Count: fleet on the waters + new building orders  >70  engineers  >15y  experience in H2

 Flywheel strategy of the CMB.TECH marine division  CMB.TECH is ideally positioned to tap into each step of the energy transitiontowards low carbon shipping ...  Capitalize on fleet size and strategic investments in infrastructure  Low carbon shipping of goods  Integration across entire value chain in sustainable shipping (H2 / NH3)  Diversify cashflows which allows to invest through shipping cycles  Offshore industry with CSOVs, CTVs, Tugboats  Oil tanker business + accelerated decarbonization + growth of energy tanker industry  Diversified green shipping business powered by NH3/H2   Powered by CMB.TECH  Low carbon Hydrogen and Ammonia molecules(Engine technology & Production)  Enabler of NH3/H2 production   (cfr. offshore wind)  Contributing cash to business and shareholders  Enabler to decarbonize shipping of goods   (fuel + engine)   ... with a clear vision on value creationfor stakeholders

 Future-proof and commercial attractive vessels hitting the water  2 + 24 x 210.000 dwt Newcastlemax bulkersNH3 as a fuel (ready/fitted)  +4 Suezmax tankersNH3 as a fuel (ready)  +3 VLCC tankersNH3 as a fuel (ready/fitted)  2 + 6 x 25.000dwt chemical tankers  NH3 as a fuel (ready)  Hydrotugdual fuel 65t BP tractor tug   1 + 3 x 6.000 TEU ice class 1A reefer container ships NH3 as a fuel (ready)  Firm newbuilding orders of dual fuel NH3

 CMBT a NYSE and EURONEXT listed growth stock  +  Real low-carbon solution  Proven technology ready to scale  Significant market for green energy  “We have a plan. The strategy is working, and our people are fully behind it.Now it is about execution – operationally and strategically.” CEO CMB.TECH  +  Competitive advantage  Long-term trend & structural shift  Addressablemarket  =  Growth stock  The Paris Agreement’s overarching goal is to hold the increase in the global average temperature to well below 2°C above pre-industrial levels(1)  CMB.TECH has proven, competitive and accredited H2 / NH3 production and engine technology available TODAY  We intend to be part of gradually replacing 118,928 merchant vessels with low carbon emitting ships(2)  (1) United Nations Climate Change  (2) UNCTAD Handbook of Statistics 2023

 Governments have stepped up their commitment to policy action  U.S. Inflation Reduction Act  IMO GHG strategy 2023  EU Green Deal and   EU Fit for 55  China's 14th Five-Year Plan  GREEN MARINE AMMONIA ASSETS  GREEN MARINE HYDROGEN ASSETS  CMB.TECH targets new capital deployment of 3-5 $ billion over the next five years

 EU ETS and FuelEU can offer significant competitive advantage  x 6  Assumptions  Large handy bulk carrier emitting 9,725 tonnes of CO2 equivalents (CO2e) on voyages to and from the EU, and 1,399 CO2e tonnes on intra-EU voyages or at berth in EU ports  EUA Carbon Price: $ 92.63 /ton  To calculate the GHGIE intensity limit, 2020 reference value is set to 91.16 [gCO2eq/MJ]  VLSFO's well-to-wake carbon intensity is set to 91.40 [gCO2eq/MJ]  (1) LR indicative panamax  FuelEU Maritime penalties can only be reduced significantly by changing fuel technologies  FuelEU Maritime effectively rewards early adopters by the potential to offset an entire fleet or pool’s penalties with just a few over-performing vessels  A pool of ten container vessels could avoid around € 226 million in FuelEU Maritime penalties over five years (2030-2034) if they are joined by a single vessel fueled with e-ammonia:  Start today – pilot projects offer a compelling commercial case  -2%  -14,5%  -80%  Assumptions  60% of cargoes heading to EU/EAA discharge/load ports, 19k TEU container vessel, 215 days per year at sea, average sailing consumption 170 T VLFSO per day  To calculate the GHGIE intensity limit, 2020 reference value is set to 91.16 [gCO2eq/MJ]  VLSFO's well-to-wake carbon intensity is set to 91.40 [gCO2eq/MJ]  Green ammonia’s CMB.TECH dual fuel engine: well-to-wake carbon intensity is set as 9-15 [gCO2eq/MJ]  VLFSO 91.4 with target at 85.69 in 2030: gap of 5,71  E-Ammonia 15 with target at 85.69 in 2030: surplus of 63,6  x10  NH3  x10  x1  2030  € 38 million  2031  € 42 million  2032  € 45 million  2033  € 49 million  2034  € 52 million  Total  € 226 million  2030  2031  2032  2033  2034  Total  0 €  11:1 ratio  Wait and see  Pilot project  Rough Order Magnitude (ROM) € 30 million cost saving taking additional fuelex green NH3, capex NH3 engine, and EU ETS into account  (1) Own calculations based on Llyod's Register case study. Llyod’s Register has not consented to the use of its name and data in this presentation, nor has it endorsed the transaction or made any recommendation relating thereto.  EU ETS and FuelEU maritime cost comparison  ✓  ✓  ✓

 CMB.TECH: at the forefront of hydrogen & ammonia rollout  Establishing the market for hydrogen and ammonia today for the transportation sector   CMB.TECH solution available  CMB.TECH intends to accelerate the transition of utilising hydrogen as an energy source in transportation industries  CMB.TECH H2ICE engines and ammonia-ready vessel designs are available today at an attractive initial investment cost without compromising performance (economic or environmental) and reliability  Source: Hydrogen Council. These firms have not consented to the use of its name and data in this presentation, nor has it endorsed the transaction or made any recommendation relating thereto.  ✓  ✓  CMB.TECH hydrogen rollout versus Hydrogen Council’s timeline

 Proven technology with a significant addressable market  The current CMBT marine client base (1)  (1) These firms have not consented to the use of their names in this presentation, nor have they endorsed the transaction or made any recommendations relating thereto.  CMBT industry clients and partners (1)

 20 H2 tugboats  20 Hydrocats  10 H2 CSOV’s  10 H2 5,000 dwt  Grow current CMB.TECH market position  Note: Under development includes tenders, feasibility studies, currently under discussion and similar  20 NH3 Ultramax bulkers  20 NH3 4,000-10,000 TEU container vessels  10 NH3 LR2 tankers  10 NH3 25,000 dwt chemical tankers  Own production of 185,000 tons pa of green ammonia in Namibia  Offtake agreement of:  100,000 ton per annum of green ammonia Europe  500,000 to 750,000 ton per annum of blue ammonia USA  280,000 to 560,000 ton per annum of blue ammonia USA  1,000 T pa of green hydrogen Europe  Delivered / Acquired  For delivery / Under construction  Off-take agreements under development  Total  +5  Delivered / acquired  For delivery / under construction  Under development   Total  +74  5  Delivered / acquired  For delivery / under construction  Under development   Total  +94  Current pipeline of approximately 120 marine projects and 5 H2 infra projects worldwide – and growing by the day  Marine – NH3 powered  H2 Infrastructure  Marine – H2 powered

 3. Value Creation

 (1)  (1)  H2 Infrastructure DCF  $ 22  (-) Overheads and HQ Costs DCF  $ 3,649  Enterprise Value  $ 510  $ 1,888  $ 361  $ 1,625  (-) Net Debt Total Nominal 0utstanding Capital Commitments  $ 1,153  Equity Value  Dry Bulk FMV  $ 441  Container FMV  $ 394  Chemical FMV  $ 679  Off-Shore Wind, Others FMV  $ 181  Industry DCF  $ 89  $ 1,986  (-) Net Debt Net Existing Finacial Debt  67 Vessels  5 Vessels  28 Vessels  8 Vessels  In $ millions  Unfunded – comes from Euronav cash  Secured – rolled over  Financial terms: enterprise value to equity value bridge  Note: Based on valuations as of 28/11/2023. Fair Market Value (FMV) sources: Arrow, BRS, Howe Robinson, Maersk Broker, SSY, and Hagland Shipbrokers. Others: Tugboats & Ferries. These firms have not consented to the use of their names in this presentation, nor have they endorsed the transaction or made any recommendations relating thereto. Discounted cash Flow (DCF): intrinsic and prospective method valuing the business until end of holding period through its future free cash flows discounted using the weighted average cost of capital (WACC) to obtain Enterprise Value (EV).  Financing by Euronav  Financial terms  The Acquisition Price for 100% of the shares in CMB.TECH is $ 1.150 billion in cash.Approximate enterprise value of $ 3.649 billion and an equity value of $ 1.150 billion  The transaction includes $ 2.496 billion roll-over debt (bank, leasing and shipyard liabilities). This includes:Net existing financial debt of $ 510 millionTotal nominal outstanding capital commitments of $ 1.986 billion – to be paid over the coming 3 years: (i) $ 1.625 billion has beensecured and will be rolled over; (ii) remaining unfunded capital commitment of $ 361 million will come from Euronav’s own cash.   The Acquisition Price will be financed by Euronav from the cash proceeds of the sale of 24 VLCCs fleet to Frontline plc(which was announced by Euronav on 9 October 2023)

 Calculation methodology:  FMV basis 28 November 2023  Brokers used: Arrow, BRS, Howe Robinson, Maersk Broker, SSY, and Hagland Shipbrokers (1)  Desk appraisals without physical inspection  Average of FMV if multiple broker reports were available  FMV includes value of charter (if applicable)  No valuation has been requested for the NB CTVs, NB 1400 TEU (value assumed to be equal to the contract price)  No valuation was provided for Hydroville and Hydrobingo – internal assessment made  FMV represents the % share in case of JV’s  (1) A 25% premium to FMV has been applied to reflect the Windcat platform's premium offering in terms of predominant numberof CTV vessels in the market, global recognition, unique contractual operational know-how ($ 33 million)  (2) CSOV broker valuation has been complemented to reflect the H2 dual fuel capabilities. 1 more CSOV option is held by CMB.TECH NV and has been valued accordingly  52+5 CTV  67  Vessels  5Vessels  28Vessels  8Vessels  $ 679  $ 394  $ 441  $ 1,888  $ 3,402  2+6 25.000 dwt chem  1+3 6,000 TEU  2+24 Newcastlemax  3 Other  $ 2.4  $ 6.0  Newbuilding CTVs  $ 51.2  $ 47.2  $ 104.0  $ 90.0  $ 71.7  $ 71.7  0+2 5000 dwt  $ 11.7  0+1 1,400 TEU  0+5 CSOV  $ 76.5  $ 12.4  Hydrotug  $ 1.0   Hydroville/Hydrobingo  $ 164.2 (1)  $ 393.8  $ 388  $ 1,864  $ 23,5  $ 52.7  $ 500.0 (2)  $ 14.6  In $millions  $ 679  $ 394  $ 441  $ 1,888  $ 52.7  $ 6.8  CSOV H2 premium  Marine FMV  (1) These firms have not consented to the use of their names in this presentation, nor have they endorsed the transaction or made any recommendations relating thereto.  Financial terms: Marine FMV  Broker 1  Average FMV/vessel  Broker 2  Average FMV/vessel  Broker 3   Average FMV/vessel  Broker 4  Average FMV/vessel  Broker 5  Average FMV/vessel  Broker 6  Average FMV/vessel  Internal valuation  Average FMV/vessel  Sub Total FMV  Total FMV

 $ million  (# units)  2024E  2025E  2026E   Truck  18.0  (75 #)  35.9  (150 #)  39.5  (165 #)   Generator  0.2  (10 #)  0.6  (30 #)  0.8  (36 #)   Port Equipment  0.8  (5 #)  0.8  (5 #)  6.1  (40 #)   Behydro  3.2  (9 #)  7.4  (21 #)  12.6  (36 #)   Locomotive  -  -  (2 #)  0.8  (4 #)   Total Revenue  22.1  44.7  59.8   OPEX  -15.2  -31.1  -40.9   EBITDA  0.8  7.4  12.6   EBIT  0.8  7.4  12.3      NOPAT  0.6  5.5  9.3   Free Cash Flow  0.6  2.8  4.1   Discounted Cash Flow  0.6  2.4  3.2  Business plan (in $ millions)  Equity value (in $ millions)  WACC  10.5%  Perpetual growth rate  2.5%  Present value of Free Cash Flow  116  Present value of Terminal Value  65  -0.4%  -0.2%  -  +0.2%  +0.4%  2.1%  2.3%  2.5%  2.7%  2.9%  -0.4%  10.1%  192  193  195  198  200   -0.2%  10.3%  184  186  188  190  192  -  10.5%  178  179  181  183  185  +0.2%  10.7%   171  173  174  176  178  +0.4%  10.9%   165  167  168  170  171  Enterprise value of $ 181 million (in $ millions)  Financial terms: Industry DCF  Calculation methodology & comments:  Valuation as of 31 December 2023  Normative year reached in 2044 (20-year DCF)  Perpetual growth rate (PGR) of 2,5% in line with peers average  Normative EBITDA margin of 19% in line with best-in class industrial margins  WACC of 10.5% based on bottom-up calculation     Financials in group share for Engineering (100%), Truck (100%), Generator (100%), BeHydro (50%), Port equipment (100%) and Locomotive (50%); Capex mainly represents acquisition;   EV=EqV as debt free cash free  Macroeconomic assumption 2% inflation on the costs of allocated FTEs from Engineering division  Net working capital variation assumed to be nil for all segments  Terminal Value: calculated using the Gordon Shapiro formula  WACC (%)  Perpetual Growth Rate (%)

 Generator  BeHydro  Port  Locomotive  Fixed price by truck times number of trucks sold  Number of trucks sold assumed to grow by 10% until 2030 and 5% onwards  Overhead costs: allocated full time equivalents (FTEs) from the Engineering division  No maintenance capex required as all applications are sold hence no depreciation & amortization (D&A)  Fixed price by generator times number of generators sold  Number of generators sold assumed to grow by 20%  Fixed price by engine times number of engines sold  Number of engines sold assumed to grow by 10%  Fixed price by straddle carrier retrofit kit times number of kits sold  Number of kits sold forecasted to grow over the business plan period  Locomotive leased on annual basis  Number of locomotives to reach 20 in 2030 then assumed to grow annually by 5%  D&A: Linear depreciation of locomotives over 10 years   Overhead costs: allocated FTEs from Engineering division  Capex corresponding to locomotive acquisition and retrofitting cost  Includes the cost per truck and the retrofit cost which are assumed to be constant over the business plan period  Includes the retrofit cost per generator which is assumed to be constant over the business plan period  Includes the cost per engine which is assumed to be constant over the business plan period  Includes the cost per straddle carrier retrofit kit which is assumed to be constant over the business plan period  Includes yearly maintenance per locomotive, assumed to be constant over the business plan period  100% CMB.TECH  100% CMB.TECH  50% CMB.TECH  100% CMB.TECH  50% CMB.TECH  Financial terms: Industry DCF  OPEX  Ownership  Truck  Business plan – main operational assumptions  Overhead & CAPEX  Revenue

 Business plan (in $ million)  Equity value (in $ million)  WACC 24E-29E  12.0%  WACC 30E-31E  9.0%  Perpetual growth rate  2.5%  Present value of Free Cash Flow  -126  Present value of Terminal Value  215  Perpetual Growth Rate (%)  -0.2%  -0.1%  -  +0.1%  +0.2%  2.3%  2.4%  2.5%  2.6%  2.7%  -0.5%  8.5%  140  144  149  154  158  -0.25%  8.8%  110  114  118  122  126  -  9.0%  82  85  89  92  96  +0.25%  9.3%  56  59  62  65  69  +0.5%  9.5%  32  35  37  40  43  WACC (%)  Enterprise value of $ 89 million (in $ millions)  Financial terms: H2 infra DCF  $ million  2024E  2025E  2026E  2027E  2028E  2029E  2030E  2031E  PV2Fuel pilot  -  -  1.3  1.3  1.3  1.4  1.4  1.4  PV2Fuel  -  -  -  -  -  117.8  120.2  122.6  Refueling station  1.5  1.4  1.4  1.4  1.4  1.3  1.3  1.3  Total Revenue  1.5  1.4  2.7  2.7  2.8  120.5  122.9  125.3  OPEX  -1.0  -1.3  -1.8  -1.7  -1.7  -18.5  -18.6  -19.0  EBITDA  -0.9  -1.5  -0.7  -0.6  -0.6  100.3  102.5  104.5  EBIT  -1.1  -1.7  -1.5  -1.4  -1.3  73.1  75.3  77.3  NOPAT  -1.1  -1.7  -1.5  -1.4  -1.3  49.7  51.2  52.6  Free Cash Flow  -20.1  -71.0  -277.4  -300.0  -132.0  76.9  78.4  79.8  Discounted CF  -19.0  -60.4  -214.7  -213.6  -87.4  47.9  44.8  41.8  Business plan (in $ millions)  Equity value (in $ millions)  Calculation methodology & comments:  Valuation as of 31 December 2023  Normative year reached in 2044 (20-year DCF)  Perpetual growth rate (PGR) of 2,5% in line with selected peers average  Normative EBITDA margin of 84.6% in line with the average EBITDA margin since FCF breakeven in 2029E until the end of the forecast period  Rolling WACC retained: 12.0% in 2024E and 9.0% from 2030E onwards     Financials in group share for PV2Fuel pilot (49%), PV2Fuel (25%) and Refueling station (100%)   EV=EqV as debt free cash free  Implied tax rate resulting from H2 Infra consolidated cash-flows  Macroeconomic assumptions: 2% inflation on the costs of allocated FTEs from Engineering division, opex inflation of 1%, and inflation on green ammonia’s price of 2%  Net working capital variation assumed to be nil for all segments  Terminal Value: calculated using the Gordon Shapiro formula

 PV2Fuel Pilot  PV2Fuel  Refueling Station  Green ammonia price per kg times volume produced  D&A: Linear depreciation of the equipment  Overhead costs: allocated FTEs from Engineering division  Green ammonia price per kg times volume produced  Volume of hydrogen produced times hydrogen price which is assumed flat from 2029E onwards  Includes the various costs associated with the facilities   Includes the various costs associated with the facilities  Includes fixed and variable costs (electricity, water and other)   Maintenance costs  Business plan – main operational assumptions  Capex includes group’s share of investment  Replacement and maintenance capex are treated as opex hence no additional depreciation  Total capex of circa $ 40 million (excluding subsidy)  Capex includes group’s share of investment  Replacement and maintenance capex are treated as opex hence no additional depreciation  Total capex of approximately $ 2.8 billion   Capex includes group’s share of investment Replacement and maintenance capex are treated as opex hence no additional depreciation  Total capex of approximately $ 4.4 million  Construction ongoing, delivery expected June 2024  Front End Engineering Design (FEED) phase on-going  Final Investment Decision (FID) – Q4 2024  In operation expected 2029  Delivered & in operation  49% CMB.TECH  25% CMB.TECH  100% CMB.TECH  Financial terms: H2 infrastructure DCF  Financial terms: H2 infra DCF  Revenue  Overhead  OPEX  CAPEX  Status  Ownership  Business plan – main operational assumptions

 3,402  Marine FMV  181  IndustryDCF  89  H2 Infrastructure DCF  22  (-) Overheads and HQ CostsDCF  3,649  Enterprise Value  2,496  (-) Net Debt  1,153  Equity Value  3,377  215  57  0  3,648  2,321  1,327  Agreed valuation  Degroof Petercam valuation  Note: Based on valuations as of 28/11/2023. Fair Market Value (FMV) sources: Arrow, BRS, Howe Robinson, Maersk Broker, SSY, and Hagland Shipbrokers. Others: Tugboats & Ferries.These firms have not consented to the use of their names in this presentation, nor have they endorsed the transaction or made any recommendations relating thereto. Discounted Cash Flow (DCF)  Overall, the Enterprise Value is aligned between the internal valuation excersize, and the fairness opinion performed by Degroof Petercam  Differing methodology in regard of the capital commitments (discounted capital commitments versus capital commitments)  Fairness opinion: agreed valuation versus fairness opinion

 Estimated Equity Value of CMB.TECH based on the DCF valuation method within the range of $ 1,157-1,449 million(1) with a midpoint of $ 1,302 million.   Secondary method, the NAV, yields a valuation range of $ 1,105-1,435 million(2) with a midpoint of $ 1,327 million  Based on the aforementioned valuation range for the primary and secondary valuation method, Degroof Petercam concluded that the Acquisition Price is within its valuation range  Hence, in the context of the intended Acquisition announced on all the shares of CMB.TECH, Degroof Petercam is of the opinion that the Acquisition Price is fair to Euronav shareholders  CMB.TECH acquisition price is at the lower end of the valuation range  Fairness opinion  Extract out of the fairness opinionperformed by Degroof Petercam (1)  (1) Fairness opinion of Degroof Petercam is available at Euronav’s website: https://www.euronav.com/media/67615/20231222_project-cmb2_valuation-opinion_.pdf  (2) Based on the maximum and minimum of the upper and lower limits of each sensitivity  (3) WACC = weighted-average cost of capital  (3)

 47+30 ~FMV $ 1,787 million (1)  CMB.TECH company profile  Q4 2021  BeHydro launches the first hydrogen-powered dual-fuel engine  Launch of first multimodal hydrogen refuelling station   Launch of hydrogen-powered truck & launch of hydrogen-powered excavator  BeHydro launches 100% hydrogen engines for heavy-duty applications  Volvo Penta & CMB.TECH partner on dual fuel hydrogen engines  Opening CMB.TECH dual fuel workshop  WinGD and CMB.TECH agree to co-develop large ammonia-fuelled two-stroke engines  ATS & CMB.TECH launch World's First Hydrogen Dual Fuel Straddle Carrier  2017  2020  2020  2021  2021  2021  2022  2022  2022  2023  2023  2023  Time  Technology performance and scalability  52+5 CTV  2+6 25.000 dwt chem  1+3 6,000 TEU  2+24 Newcastlemax  3 Other  0+2 5000 dwt  0+1 1,400 TEU  0+5 CSOV  44+6 CTV  0+4 25.000 dwt chem  0+12 6,000 TEU  0+8 Newcastlemax  3 Other  Marine  H2 infra and industry  CMB, ITOCHU Corporation and Nippon Coke & Engineering Company join forces to builda company dedicated to local hydrogen production  Cleanergy Solutions Namibia kicks off construction works for Africa's first publicrefuelling station with onsite green hydrogen production  Q4 2023  Delivery of the world’s first hydrogen powered ship, Hydroville, powered byCMB.TECH’s converted Volvo Penta D4 engines  Delivery of Asia’s first hydrogen powered ferry, HydroBingo, powered byCMB.TECH’s converted Volvo Penta D13 engines  2023  Delivery of the world’s first hydrogen powered tugboat, Hydrotug,powered by 2 x 2MW BeHydro engines  2 years  60+46 FMV $ 3,402 million (2)  (1) Based on Vessels Value data of 01/01/2022. CTV valuation based on 28/11/2023. (2) Based on valuations as of 28/11/2023. Fair Market Value (FMV) sources: Arrow Valuations Ltd. (“Arrow”), Barry Rogliano Salles International S.A. (“BRS”), Howe Robinson Partners UK Ltd (“Howe Robinson”), Maersk Broker Advisory Services A/S (“Maersk Broker”), SSY Valuation Services Ltd. (“SSY”), and Hagland Shipbrokers ApS (“Hagland Shipbrokers”). These firms have not consented to the use of their names in this presentation, nor have they endorsed the transaction or made any recommendations relating thereto.

 CMB.TECH is committed to creating value  Opportunity for green investments  Opportunity to invest with impact  Dual fuel mix flexibility and reliability – ready today  Greening end-to-end the supply chain of our customers  Clients  Investors  A  B  C  A  B  C  Long-term contracts and predictable cash-flow  Investment opportunities for the long-term  Building, owning, and operating high-specification assets that generate predictable and uncorrelated cash flows  Targeting long-term contracts with blue-chip counterparties – where risks and rewards are being shared between all parties  Solving our customers’ scope 3 emission challenges by providing low carbon maritime transportation assets  Targeting a large market cap, large trading liquidity, and to remain forward-looking on ESG   Providing investment opportunities in the energy transition of the maritime value chain  Creating investment opportunities for long-term buy-and-hold stories, and for partners looking to smoothen the inherent cyclical volatility of shipping earnings

 P&L break-even levels versus actual Time Charter Equivalent (TCE)   TCE calculations:  Actual Q4 2023: Newcastlemax bulk carrier, 25K DWT chemical tanker  Actual Q3 2023: FSO, VLCC, and Suezmax  6000 TEU container vessel: all fixed under long-term time charter (10 years)  CSOV TCE rate is based on forecast time charter rate (incl. other income)  P&L break-even for 2024: includes OPEX (incl. insurance and ship mgt fees), depreciation, interests, special expenses, arrangement fees & pool fees   Comments  (1) FSO’s are depreciated to nil value under Qatar’s depreciation schedule, all other vessels are depreciated over 20 years to scrap value  6,350  22,204  29,432  Newcastlemax bulk carrier  7,228  OPEX  P&L break-even 2024 / day  Actual Q4 2023 TCE / day  5,550  19,030  29,750  6000 TEU container vessel  10,720  OPEX  P&L break-even 2024 / day  Actual Q4 2023 TCE / day  6,450  18,556  27,677  25K DWT chemical tanker  9,121  OPEX  P&L break-even 2024 / day  Actual Q4 2023 TCE / day  15,500  32,451  50,912  CSOV  18,461  OPEX  P&L break-even 2024 / day  Forecast TCE / day  29,800  75,847  85,962  FSO - TC  10,115  OPEX  P&L break-even 2024 / day  Estimate Q4 2023 TCE / day  8,300  26,437  39,475  VLCC - spot  13,038  OPEX  P&L break-even 2024 / day  Estimate Q4 2023 TCE / day  8,500  20,732  42,708  Suezmax - spot  21,976  OPEX  P&L break-even 2024 / day  Estimate Q4 2023 TCE / day  9,250  24,743  46,617  VLCC -TC  21,874  OPEX  P&L break-even 2024 / day  Estimate Q4 2023 TCE / day  8,600  23,499  38,192  Suezmax - TC  14,693  OPEX  P&L break-even 2024 / day  Estimate Q4 2023 TCE / day  In $ per vessel per day  (1)  Note: The charter rate, financial and operating data included herein is provided for illustrative purposes only, is not based on historical finacial data and has not been reviewed by Euronav’s auditors.

 P&L break-even levels versus TCE analyst consensus   TCE consensus(1):  Newcastlemax: Fearnleys, DNB and Arctic, corrected for pool points   6000 TEU: time charter rates 2024, 2025, 2026  25 dwt chemical tanker: time charter rates for 4/8 vessels  CSOV: Fearnleys, DNB and Arctic  FSO TC, VLCC TC, Suezmax TC: time charter rates 2024, 2025, and 2026 (if applicable)  VLCC and Suezmax: Gibson, Braemar SSY, BRS, Clarksons (adjusted for scrubber and eco)  22,204  31,950  34,300  Newcastlemax bulk carrier  12,096  P&L break-even 2024 / day  Consensus 2024 TCE / day  Consensus 2025 TCE / day  19,030  29,750  29,750  6000 TEU container vessel  10,720  P&L break-even 2024 / day  Time Charter Rate 2024 / day  Time Charter Rate 2025 / day  18,556  19,950  19,950  25K DWT chemical tanker  1,394  P&L break-even 2024 / day  Time Charter Rate 2024 / day  Time Charter Rate 2025 / day  32,451  41,667  41,667  CSOV  9,216  P&L break-even 2024 / day  Consensus 2024 TCE / day  Consensus 2025 TCE / day  75,847  85,962  86,687  FSO - TC  10,840  P&L break-even 2024 / day  Consensus 2024 TCE / day  Consensus 2025 TCE / day  26,437  49,090  60,175  VLCC - spot  33,738  P&L break-even 2024 / day  Consensus 2024 TCE / day  Consensus 2025 TCE / day  20,732  47,690  48,887  Suezmax - spot  28,155  P&L break-even 2024 / day  Consensus 2024 TCE / day  Consensus 2025 TCE / day  24,743  46,140  45,919  VLCC -TC  21,176  P&L break-even 2024 / day  Consensus 2024 TCE / day  Consensus 2025 TCE / day  23,499  38,735  38,879  Suezmax - TC  15,380  P&L break-even 2024 / day  Consensus 2024 TCE / day  Consensus 2025 TCE / day  In $ per vessel per day  (1) Average of the different TCE rates. These firms have not consented to the use of their names and data in this presentation, nor have they endorsed the transaction or made any recommendations relating thereto.  Note: The charter rate, financial and operating data included herein is provided for illustrative purposes only, is not based on historical finacial data and has not been reviewed by Euronav’s auditors.

 0  732  Open days  Fixed days  0  732  0  732  5,608  671  5,759  303  6,117  0  6,278  1,832  7,707  984  8,368  0   2024 2025 2026   2024 2025 2026   2024 2025 2026  Available days  Assumptions:  Open days and fixed days provide the total available days - aligned with newbuilding delivery schedules  2,243  0  Open days  Fixed days  5,187  0  8,842  0  0  953  0  1,460  0  1,460  732  733  822  1,460  1,460  1,460  0  0  447  0  1,613  0   2024 2025 2026   2024 2025 2026   2024 2025 2026   2024 2025 2026  Newcastlemax bulk carriers  6000 TEU container vessels  25K DWT chemical tankers  CSOV  FSO  VLCC  Suezmax  Total  14,861  4,921  19,922  4,939  26,400  3,652   2024 2025 2026  In days  19,782  days  24,861  days  30,052  days

 Illustrative balance sheet(1): Euronav, CMB.TECH, and combined   (1) The Balance Sheet is provided for illustrative purposes only, is not a pro forma, is not based on historical financial data and has not been reviewed by Euronav’s auditors.  in k USD     EURONAV 15/02/2024  CMB.TECH 15/02/2024  COMBINED 15/02/2024     CMB.TECH acquisition price  CMB - CMB.TECH receivable settlement  Elimination participation & receivable  Other consolidation entries     Illustrative 15/02/2024              ASSETS                          NON-CURRENT ASSETS     1,840,681  991,094  2,831,775     1,150,000  0  -361,371  -788,629     2,831,775              Vessels  1,711,995  426,344  2,138,339  2,138,339  Assets under construction  82,264  525,233  607,497  607,497  CMB,TECH participation  0  0  0  1,150,000  -1,150,000  0  Other non-current assets  46,422  39,517  85,939  788,629  -788,629  85,939              CURRENT ASSETS     2,066,938  49,696  2,116,634     -1,150,000  0  -65,000  0     901,634              Trade and other receivables  242,496  39,899  282,395  65,000  -65,000  282,395  Cash and cash equivalents  1,823,642  0  1,823,642  -1,150,000  -65,000  0  608,642  Other current assets  800  9,797  10,597  10,597              TOTAL ASSETS     3,907,619  1,040,790  4,948,409     0  0  -426,371  -788,629     3,733,409                          EQUITY and LIABILITIES                          EQUITY     2,843,007  361,371  3,204,378     0  0  -361,371  -788,629     2,054,378              Equity attributable to equity holders of the Company  2,843,007  361,371  3,204,378  -361,371  -788,629  2,054,378  Non-controlling interest  0  0  0  0              NON-CURRENT LIABILITIES     737,290  552,446  1,289,736     0  0  0  0     1,289,736              Loans and borrowings  735,302  552,334  1,287,636  1,287,636  Other non-current liabilaties  1,988  112  2,100  2,100              CURRENT LIABILITIES     327,322  126,973  454,296     0  0  -65,000  0     389,296              Loans and borrowings  254,199  113,051  367,250  -65,000  302,250  Trade and other payables  70,313  13,570  83,883  83,883  Other current liabilities  2,811  352  3,163  3,163              TOTAL EQUITY and LIABILITIES      3,907,619  1,040,790  4,948,409     0  0  -426,371  -788,629     3,733,409

 04  01  02  03  Delivering returns to shareholders  Investing in growth and development  Reinvesting in core business  Maintaining balance sheet strength  CMBT is a growth stock with above-average revenue and earnings growth potential.  Focus on leveraging proven NH3/H2 technology to become leader in our industry.  We concentrate on building up our revenue, even if it comes at the cost of delaying increased profitability.  Sufficient working capital, solid asset performance, and a favorable capitalization structure.  Disciplined capital allocation strategy

 12 December 2023  22 November 2023   February 2024  09 October 2023  18.43  18.43  17.86  17.86  Base NAV  Upside  NAV  $/share  Significant growth in energy transition  Potential industry/H2 spin-offs  Exposure to strong current tanker cycle  Strong project pipeline  Oil tanker asset recycle opportunities within portfolio   Current valuation presents attractive entry point  Agreement between CMB and Frontline/Famatown to solve the structural deadlock  At the time of the agreement, the Euronav fleet is valued by 3 independent brokers  Agreement  Dividend payment to shareholders of $ 0.57      Q3 2023 dividend  Frontline will acquire 24 VLCC for $ 2.35 billion – i.e. a transaction at NAV  Assets and liabilities are being replaced by cash  Asset transfer  Acquisition Price for 100% of the shares in CMB.TECH is $ 1.150 billion in cash. Enterprise value of $ 3.649 billion and an equity value of $ 1.153 billion Financed with $ 1.150 billion cash and $ 2.496 billion roll-over debt (bank, leasing and shipyard liabilities)  Assets are added for cash and liabilities.  CMB.TECH transaction

 Grey fleet  Future-proof fleet  Dry  Oil tanker  Container  Offshore  LPG/LNG  Chem tanker  Asset prices and cycle showing that high tanker values give opportunity to recycle capital in the future-proof fleet  SFDR Article 8  SFDR Article 9  SFDR   Article 6  Inflow of capital  Grey-to-Green Transition  CMB.TECH’s diversified green fleet fuels future CMBT growth  SFDR(1) Article 8 and 9 equity funds have received 3.4x the cumulative inflows vs. non-ESG counterparts (Article 6) since 2019  Time  TCE level  (1) The Sustainable Finance Disclosure Regulation (SFDR) is a European regulation introduced to improve transparency in the market for sustainable investment products, to prevent greenwashing and to increase transparency around sustainability claims made by financial market participants.

 ACCESS TO ENERGY TRANSITION IN A LARGE LIQUID STOCK  BUSINESS MODEL FOCUSED ON LONG-TERM VALUE CREATION  DIVERSIFIED FLEET, DIVERSE END-MARKETS  TIER 1 CLIENTS, HIGH CONTRACTED VALUE   TOP RANKED BY TIER 1 ESG RATING AGENCIES  3 CONSECUTIVE YEARS “B” RATING FOR CDP  CURRENT VALUATION PRESENTS ATTRACTIVE ENTRY POINT  STRONG ANCHOR SHAREHOLDER ENSURING STABILITY   LISTED..   NYSE   LISTED..   EURONEXT  Our value proposition for investors  ✓  ✓  ✓  ✓  ✓  ✓  ✓  ✓  (1) These firms have not consented to the use of their names and logos in this presentation, nor have they endorsed the transaction or made any recommendations relating thereto.  (1)

 4. Business units and markets

 Euronav and tanker markets

  (1) United Nations Climate Change Conference (COP28) closed with an agreement that signals the “beginning of the end” of the fossil fuel era by laying the ground for a swift, just and equitable transition, underpinned by deep emissions cuts and scaled-up finance  Source: own calculations – basis BP, TotalEnergies, Equinor and IEA crude oil demand scenarios, Bloomberg. These firms have not consented to the use of their names and data in this presentation, nor have they endorsed the transaction or made any recommendations relating thereto.  YoY: - 5,5%  YoY: - 1,5%  2020  2025E  2030E  2035E  2040E  2045E  2050E  5  15  25  35  45  55  65  75  85  95  105  Million barrels per day  21  27  2015  2020  2025E  2030E  2035E  2040E  2045E  2050E  0  100  200  300  400  500  600  700  800  900  # vessels  Net Zero required VLCC #  Available VLCC – no new building  Available VLCCs – 25 new buildings per annum  New Momentum  Accelerated  NetZero  ~2035: supply & demand tipping-point and upscaling of regulations (EU ETS/Fuel EU, IMO)  VLCC orderbook stood >40% as percent of fleet between 2006-2011. These VLCC’s will start ageing out of the fleet in the coming years, boosting the supply-side story from ~2026 onward  NetZero scenario – VLCC tonnage requirements (# vessels)  Oil demand scenarios (in mb/d)  A swift, just and equitable transition(1)

 Source: own calculations – based on Evercorse ISI, Clarkson Research, Poten & Partners, BIMCO, Llyod’s Register. These firms have not consented to the use of their names and data in this presentation, nor have they endorsed the transaction or made any recommendations relating thereto.  30  35  40  45  50  55  60  65  70  75  0  year  $ million asset value  x1.3  x1.6  0  2  6  10  14  18  22  26  30  34  38  42  year  Number of ships  2025E  2030E  2035E  2040E  2045E  2050E  2055E  x1.2  x1.4  VLCC Newbuilding  VLCC 5 year  VLCC 10 year  Suezmax 10 year  Growing combined Fuel EU, EU ETS cost  Fuel EU/EU ETS  Euronav conventional fleet  Euronav futureproof fleet  Accelerated recycling of older tonnage.  Future-proof tonnage on order: 3 x ammonia powered ECO VLCC, and   4 x ECO Suezmax   Regulatory frameworks expected impacts on (older) tanker tonnage  10-year old tanker asset value (in $ million)  Natural decline in Euronav conventional fleet (20-year age cut-off)  The opportunity to recycle older tanker tonnage over time  Secondhand VLCC asset values are at a 14-year high, or at an all-time high if one excludes the 2005-2008 super cycle

 Crude oil tankers  Growing oil market imbalances drive tanker improvements  Global oil consumption is expected to hit a new record of 102.9 MBPD in 2024  Opec+ production cuts are delaying the crude transportation demand story  Modest crude ton-mile growth of 3% in 2024  New oil supply is coming mainly from the Americas while new refinery capacity is added mainly in Asia, causing longer sailing distances  Opec+ production cuts are delaying the short-term demand story, but very compelling supply dynamics  Fleet positioned for upcycle  The second biggest publicly listed crude oil platform (dwt capacity perspective)  Trading fleet of 17 VLCC and 22 Suezmax on the water  Future-proof tonnage on order: 3 x ammonia powered ECO VLCC, and 4 x ECO Suezmax   2 long-term FSO contracts (2032), 2 T/C contracts VLCC, 5 T/C + profit share contracts Suezmax  High exposure and operational gearing into the spot market  Multi-year low crude tanker orderbook in combination with aging tonnage,fuels vessel valuation   The tanker orderbook is now standing at 5.9% in total, with crude standing at 3.8%  Currently, the fleet above 20 years of age comprises 13.8% in the crude space. Fast forward to the beginning of 2026 with the current fleet and age profile, expected to be 24.5%  The age composition of the fleet suggests that vessels will likely be scrapped  Order book  IAE, Arctic, Clarksons  Fair Market Value (FMV) sources: Arrow, BRS, Howe Robinson, Maersk Broker, SSY, and Hagland Shipbrokers – basis fleet on the water + new building orders  17+3   22+4  2   Market Overview  NH3  9.2 years  Avg. age  3,455  FMV $ millions  45  3  0  VLCC  Suezmax  Storage  Energy Type  (1) Frontline and Euronav fleet figures give effect to the vessel sale. Basis fleet on the water + new building orders.  Source: IAE, Arctic, Clarksons. Fair Market Value (FMV) sources: Arrow, BRS, Howe Robinson, Maersk Broker, SSY, and Hagland Shipbrokers – basis fleet on the water + new building orders. These firms have not consented to the use of their names and data in this presentation, nor have they endorsed the transaction or made any recommendations relating thereto.  Euronav Fleet  It is expected that lack of tonnage entering the market, combined with a gradual recovery in oil demand should result in a tight market.  Utilization is still slowly moving upwards, and rates should improve going forward  FRO  EUR  INSW  OET  15  10  6  3  DHT  TNK  NAT  7  4  3  Total DWT million VLCC  Total DWT million Suezmax  Stock listed Crude Oil Tanker Fleet (VLCC & Suezmax) (1)

 Bocimar and dry bulk markets

 Long term improved economic conditions is expected to in crease utilization as of ‘24  Net demand estimated at -0.1% for 2023, and 3.0%, 2.9%, and 1.5% for 2024e through 2026, mainly driven by a forecasted increasing demand for iron ore, grains, and minor bulks in the period  Iron ore shipments are estimated to grow 3.0% from 2023 to 2025  Between 2023 and 2025, grain shipments may increase by 5.1% due to maize shipments growth in 2024 wheat volumes recovery in 2025  Bauxite trade up by 8 % in 2023 and forecasted to keep growing by 5-6% per year  Other market supporting factors : slower vessels speeds and increased EST time as environmental regulations impact, re-routing due to Panama Canal droughts  Market Overview  Newbuilding program aligned with the improving utilization levels (2024e-2026e)  26 super-eco 210,000 DWT Newcastlemax bulk carriers being delivered between July 2023 and September 2026 (Qingdao Beihai shipyard)  NH3 ready and NH3 fitted as soon as engine technology is available (as of second half 2025)  Future-proof fleet with increasing commercial value in a changing regulatory landscape  Most fuel-efficient large dry-bulk vessels in the world  2 x 5,000 dwt coasters H2 powered  Long-term dry-bulk vessel supply backdrop appears supportive overall  In October 2023, the current Capesize orderbook was 20 million DWT, a mere 5% of the Capesize fleet. Over all the different classes, a net supply growth of 3.0% in 2023, and 2.5%, 1.1%, and 0.4% the years 2024e through 2026e  Lower fleet growth will help maintaining market balance. Basis market and order book, utilization curve is forecasted at 85.1% in 2023, and to be 85.5%, 87.0%, and 87,9% in the years 2024 through 2026e  By 2027 (year after last Newcastlemax delivery) 70% of the capesize fleet (180 dwt or 782 vessels) is expected to be 15 years and more  By 2030 70% of the capesize fleet is expected to be 18 years and older  Current trading patterns suggest that only very specific clients can trade vessels older than 15 years in Port Hedland (less than 1% of the fleet) and above 18 years no more capes are trading West Australia at all  Order book and utilization  NH3  4  22  2  Dry-bulk vessels  <1 years  Avg. age  1,888  Avg. FMV $ millions  Newcastlemax  2+24   Source: Cleaves, BIMCO, Clarksons. Fair Market Value (FMV) sources: Arrow, BRS, Howe Robinson, Maersk Broker, SSY, and Hagland Shipbrokers – basis fleet on the water + new building orders. These firms have not consented to the use of their names and data in this presentation, nor have they endorsed the transaction or made any recommendations relating thereto.   0+2  5.000 dwt  The supply/demand balance should remain stable in 2024 and is expected to tighten into 2025  CMB.TECH Bocimar fleet  Energy Type  2  4  1993-2003  40  3  6  2004-2007  34  2008-2011  2012-2015  11  2016-2019  23  2020-2023  27  8  2024-2027E  62  201  618  499  309  307  116  Newcastlemax  Cape  Baby Cape  VLOC  newbuilding  > 20 years by 2030

 Dry-bulk vessels  Most fuel-efficient large bulkers in the world AND NH3 ready  Mineral Maureen HHI 2012, 206 dwt   Mineral Qingdao Yangfan 2020, 206 dwt  Mineral Belgie Beihai 2023, 210 dwt   1,074  888  700  +53.4%  West Australia - China rountrip (in Ton LFSO)  Capesize fleet compliance with IMO CII  7%  8%  29%  30%  29%  2023  10%  6%  18%  30%  12%  40%  37%  2026  2%  25%  8%  18%  19%  71%  2019  2030  5%  A  B  C  D  E  For ships that achieve a D rating for three consecutive years, or an E rating in a single year, a corrective action plan must be developed and authorized / approved by flag state or RO (Classification Society)  Speed reductions are inevitable for non-compliant vessels, resulting in strengthened market fundamentals  An estimated ~59% of existing Capesize bulkers will have a non-compliant CII rating (D or E) in 2023, growing to ~70% in 2026 and ~89% in 2031, based on 2019 performance  CMB.TECH’s Newcastlemax fleet fleet is expected to comply with EEDI/EEXI by a clear margin, while a large share of the Capesize fleet is likely to install energy power limitations to achieve compliance  Cargo owners will likely seek to reduce their emissions throughout their value chains (scope 3), resulting in a chase for top-rated vessels (with low carbon dual fuel capabilities)   Source: Clarksons and own calculations. Clarksons has not consented to the use of their names and data in this presentation, nor have they endorsed the transaction or made any recommendations relating thereto.

 Bochem and chemical tanker markets

 Source: SEB, SIN, ICIS. Fair Market Value (FMV) sources: Arrow, BRS, Howe Robinson, Maersk Broker, SSY, and Hagland Shipbrokers – basis fleet on the water + new building orders. The firms have not consented to the use of their names and data in this presentation, nor have they endorsed the transaction or made any recommendations relating thereto.           2023  2024  2025  2026  2027        H1  H2  H1  H2  H1  H2  H1  H2  H1  H2  Houston  Jun-23                             Rotterdam  Oct-23                             Casablanca  Apr-24                                Shanghai  Jun-24                                New Orleans  Jul-24                                Brisbane  Sep-24                                TBN  2025  TBN  2025  Fixed under 10 y T/C  Spot pool  Newbuilding program under favorable long-term charter contracts with Stolt Tankers  8 super-eco 25,000 DWT chemical tankers NH3 ready (CMJL Dingheng shipyard)  Future-proof fleet with increasing commercial value in a changing regulatory landscape  Best-in-class 25.000 dwt on the water  Supportive supply side with a significant number ofvessels abov 20-years old (16%)  Orderbook is at historical low levels: total orderbook (in DWT) at 4.1% of the current core chemical tankers fleet (max 50% epoxy capacity and at least 14 segregations)  Average fleet age is 13 years, and 16% of the fleet is currently 20 years or older  Limited yard capacity and long lead times for advanced chemical tankers suggest limited fleet growth coming two-four years (first slots H2 26 / H1 27)  Resulting in highly attractive supply side with fleet growth estimates of 0-2.5%in 2023-26e  In addition, share of swing tonnage lifting chemicals remain at low levels(2023e) (cfr. strong product tanker market)  Order book  Attractive long-term outlook for chemical tankers  Fleet orders were concluded at attractive point in the cycle ensuring long-term attractive returns. Robust backlog and counterparties provides forward visibility:  Chemical tanker demand is expected to grow  The global chemical tankers market is characterized by steady growth driven by increasing demand for chemical transportation  In the main chemical export hubs production capacity grows faster than consumption, likely resulting in continued increases in exports going forward (cfr. US and MEG area)  Some short term macro-economic headwinds : (i) Chinese economy remains uncertain, but with signs of improving, (ii) Production levels in Europe remain low for the time being; and (iii) Geopolitical tensions increase further  Chemical tankers  Accelerated recovery expected to be aided by favorable supply-side dynamics  NH3  5  <1 years  Avg. age1  394  FMV $ millions  2+6   CMB.TECH Bochem fleet  Energy Type  Chemical tankers  Bochem   Fleet employment 2024E and 2028E  Market Overview  Spot

 Source: Clarksons Specialised Products Trade Snapshot & Chemical Tanker Age Profile – prepared for CMB.TECH, IMF. Clarksons has not consented to the use of their names and data in this presentation, nor have they endorsed the transaction or made any recommendations relating thereto.     Chemical Tanker Fleet Development  SP Trade Volumes & Tonne-Mile Development  Chemical tankers  Steady volume growth in the medium term, whilst tonne-miles increase due to trade flow disruption & support by European import demand. Inflationary impacts on demand to linger but freight likely to be supported by fleet contraction  Chemical Tanker Fleet Development

 Chemical tankers  Key chemical trade flows by 2022 & 2023(1) volumes  MEG to FEA trade was the no.1 route of 2022/2023(1), followed by intra-FEA & Intra-Europe volumes, FEA imported almost one-third of all chemical cargoes in 2022/2023(1)  (1)2023 volumes annualised basis Jan-Sept data.  Source: Clarksons Specialised Products Trade Snapshot & Chemical Tanker Age Profile – prepared for CMB.TECH, IMF. Clarksons has not consented to the use of their names and data in this presentation, nor have they endorsed the transaction or made any recommendations relating thereto.

 Chemical tankers  Chemical Tanker Fleet Age Profile – up to 55,000 DWT coated and stainless chemical tanker fleet  DWT distribution per build year  In service fleet in numbers  Detail  Values  Total number of ships  3,205  Sum of DWT (millions)  52  Confirmed order book (by DWT)  8%  Avaerage age (Years)  16.5  No. of coated chemical units  1,821  No. of stainless steel units  1,384  (1)2023 volumes annualised basis Jan-Sept data.  Source: Clarksons Specialised Products Trade Snapshot & Chemical Tanker Age Profile – prepared for CMB.TECH, IMF. Clarksons has not consented to the use of their names and data in this presentation, nor have they endorsed the transaction or made any recommendations relating thereto.     (1)

 Coffee break

 Delphis and container markets

       2023  2024  2025  2026  2027        H1  H2  H1  H2  H1  H2  H1  H2  H1  H2  CMA CGM Masai Mara  Jun-23                                CMA CGM Zingaro  Jan-24                                CMA CGM Etosha  Jun-24                                CMA CGM Dolomites  Aug-24                                TBN 1,400 TEU  2026  Fleet employment 2024E and 2028E  Newbuilding program under favourablelong-term charter contracts with CMA-CGM  4 super-eco 6,000 TEU ice class container feeder vessels (6,000 TEU with 1,150 reefer points) NH3 ready (Qingdao Yangfan Shipbuilding Co. Ltd.)  1 x 1,400 TEU dual fuel NH3 (Qingdao Yangfan Shipbuilding Co. Ltd.)  Future-proof fleet with increasing commercial value in a changing regulatory landscape  Optimised Design providing trade flexibility and operational efficiency (cfr. biggest ice-class ships in the world with compact dimensions for versatile global trading)  Supply to outpace demand in both 2024 and 2025   Contracting of new ships continues at a faster than normal pace. Capacity delivered during 2024 and 2025 is expected to reach 5.0 million TEU  Recycling of ships remains low. It is expected to gather momentum during 2024 and 720,000 TEU is forecast to be recycled during 2024 and 2025 combined  The fleet is expected to grow 8.8% in 2024 and 6.4% in 2025. Due to lower congestion and slower sailing speed, supply is forecast to grow 6.8% in 2024 and 6.4% in 2024  Fleet expansion is heavily skewed towards larger segments, whilst relatively oldest fleet today is 1-8k TEU  Order book  The weakening that began in 2022 and took hold in 2023 is expected to continue also in 2024 and 2025 – however – CMB.TECH has strong contract coverage & forward visibility  Robust backlog and counterparties provides forward visibility:  Market Overview  Many uncertainties remain on the demand side  The International Monetary Fund forecasts that the global economy will grow by 2.9% in 2024 and 3.2% in 2025  Yet, the global manufacturing PMI has been below 50.0 for past eight months indicating a slowing activity. In addition, the inventory to sales ratio for most sectors are back to 2019 levels, indicating that inventory adjustments may have come to an end  Growth in head-haul and regional trade volumes is expected to recover. We expect demand growth between 3.0% and 4.0% in 2024 and between 3.5% and 4.5% in 2025  Container vessels  High orderbook points to challenging markets in 2024-2025 but eco ships in demand  NH3  5  <1 years  Avg. age  441  FMV $ millions  6,000 TEU  1+3   1,400 TEU  0+1   Source: BIMCO, Clarksons. Fair Market Value (FMV) sources: Arrow, BRS, Howe Robinson, Maersk Broker, SSY, and Hagland Shipbrokers – basis fleet on the water + new building orders. The firms have not consented to the use of their names and data in this presentation, nor have they endorsed the transaction or made any recommendations relating thereto.  CMB.TECH Delphis fleet  Energy Type  Fixed under   10 y T/C  Fixed under   15 y T/C

 Container vessels  Enabling the first green shipping route betweenNorway and Europe  1400 TEU to be build at Yangfan  Ice class   FIRST EVER  Dual fuel NH3 fitted   Long term TC (15 years) with NCL / Yara   Delivery Mid 26  1  2  3  4  5  The world's first container ship that will use clean ammonia as fuel  Delphis awarded with the contract because of:  Specific niche container shipping knowledge (e.g. ice class)  Access to low carbon technology (NH3)  Long-term contracts and partnership approach

 Windcat and offshore wind markets

 Fair Market Value (FMV) sources: Arrow, BRS, Howe Robinson, Maersk Broker, SSY, and Hagland Shipbrokers – basis fleet on the water + new building orders. The firms have not consented to the use of their names and data in this presentation, nor have they endorsed the transaction or made any recommendations relating thereto.  Offshore wind market  Windcat future-proof fleet positioned to benefit from positive offshore wind industry outlook  Windcat is expanding its commissioning service operation vessels (CSOV) fleet with currently 5 hydrogen-powered CSOV’s on order (and one additional option)  Upon delivery of the NB’s, Windcat’s CSOV fleet will be the 3th largest Tier 1 CSOV fleet that is stock listed   Future-proof fleet powered by H2 at the heart of the sustainable transition   Windcat Fleet  CTV  CSOV  52+5   0+5   <1 years Avg. Age CSOV  8.9 years Avg. Age CTV  Energy type  679  FMV mio $  42  16

 Overview personnel transfer solutions  Offshore wind personnel can be transferred to wind farms in multiple ways  (C)SOVs are preferred for projects further offshore as they can accommodate personnel nearby the wind farm  Helicopters are a lesser used alternative for fast and small assignments   CTVs are the most cost-efficient solution in most situations with very few limitations  The cost-efficient solution for wind farms up to 100km from shore  CTVs can both transfer passengers and cargo  Quick distribution of personnel over multiple wind turbines   Limited in working hours  Potential cost-efficient solution: personnel costs decrease as a result of reduced transit time for projects farther from shore  SOVs can both transfer passengers and cargo, and accommodate crew personnel up to four weeks  Transferring to turbines using compensated gangway possible in higher sea states  Higher day rates and fuel consumption  Can provide fast passenger transfers in order to minimise costly downtime  Requires the wind turbine to be temporarily shut down  Only able to transfer personnel, no cargo   Expensive solution  8-26  0-10 tons  20-30 knots  0-100 km  40-90  0-2,500 tons  10-15 knots  50-150 km  6-8  n.a.  ~150 knots  30-70 km  Up to 1.5 - 2m wave height (Hs)  Up to 3- 3.5m wave height (Hs)  Wind limitation  Weather limitations  # personnel  Cargo capacity  Speed  Optimal distancefrom shore  Attributes  Crew Transfer Vessel  Commissioning & Service Operations Vessel  Helicopter  Type  Direct vessel transfer – push on  Motion Compensated Gangway  Dynamic Positioning   Helicopter Hoist  Transfer method

 Strong growth expected in # of turbines, resulting in high demand for CSOVs – supporting the strong outlook for CSOV economics  In comparison to Q3 2022, the CSOV market has seen a fixed rate increase of around 15-25% on average. Most vessel owners proposed (and fixed) their CSOVs in the third quarter of 2023 at rate levels between € 39-48,000 per day (mostly for deployment in 2024).   Vessel rates for fixtures/charter proposals for 2024 are ranging around similar levels. Charterers have started their tender activity for 2024/2025 earlier than in previous years, driven by an expected tight market for the foreseeable future  Scheduled newbuilding deliveries remains significantly below the growing demand for CSOV’s for offshore wind turbine installations, in addition, delays and unscheduled work at the existing wind farms result in additional work for CSOVs  Source: Clarksons Offshore & Renewables, Fearnley Offshore Supply. The firms have not consented to the use of their names and data in this presentation, nor have they endorsed the transaction or made any recommendations relating thereto.   Slowly rising utilization rates support 2024/2025 economics  European CTV market has been very busy in the spring/summer season with mostly all CTVs being on charter throughout the summer, and most vessels being still on charter by the end of Q3 2023.  High dayrates observed in the spot market, with rates of up to € 6,000 for 24 Pax CTVs (24/7), and 12 Pax CTVs ranging from € 2,200 to around € 4,000 per day (12/7).   Tendering for 2024 season has already started as well, and some Owners are already seeing limited availability for 2024  Market Overview CTV’s  Market Overview CSOV  Offshore wind market  CSOV market demand is expected to increase 3x by the end of the decade and current orderbook remains insufficient  ‘000 $ per day   2020  2021  2022  2023e  2024e  2025e  2026e  28.6%  CSOV Rates in ‘000 $/day – 2020 to 2026E

 Offshore wind market  Windcat Elevation class  Length 89m, beam 20m, operational draught approx. 5.3 m  90 cabins; maximum 120 POB.  4x 1780 kW Schottel SPR-D 98º azimuthing thrusters  Large open work deck 550 m2  Large warehouse with ample space for containers: 500 m2; easily accessible from work deck; including container handling system  IMO Tier III Diesel-electric power generation, supported by hybrid battery  Dual fuel hydrogen MAN generator set installed  Potential upgrade of main engines to dual fuel hydrogen   3D motion compensated gangway with elevator, 3D motion compensated offshore crane  Helicopter deck 21m  Platform features  Future Fuel  Equipment features

 CMB.TECH industry and H2/NH3 combustion

 Fuel equivalent for a typical voyage  Net Weight  [ton]  Gross Weight  [ton]  Net Volume  [m³]  CO2 tank-to-wake  [ton]  MGO*  700  749  777  2,205  H2 (compressed 300bar)  233  13,000  11,650  0  H2 (liquid -253°C)  233  420  3,281  0  Ammonia (liquid -33°C)  1,694  2,044  2,320  0  LNG (liquid -162°C)  577  965  1,351  1,587  Methanol  1,616  1,791  2,015  2,214  LOHC (4,5wt% effective)  5,177  5,695  5,384  0  (*) 700ton of MGO is a typical fuel consumption for a Newcastlemax bulk carrier sailing between Australia - China  Zero carbon fuels  Why CMB.TECH believes in hydrogen and ammonia  Ships require a large energy buffer, resulting in a battery size which is too large, too heavy and too expensive. Currently there are no means to charge this battery during port call.  The ship’s surface is not big enough to even provide 10% of the required power during daylight.  More interesting for slow sailing vessels. Deck space is challenging, but with a projected savingof 10-30% the technology itself is not sufficient to reach the IMO limit of 50% GHG reduction.  Currently, too expensive, not insurable, requires too much specialized personnel.  Due to methane slip during production, storage & combustion, GHG effect saving is negligible, not making it better than the fuel it replaces.  Hydrotreated Vegetable Oil still emits carbon. Carbon neutrality is very dependent on origins of biomass. Challenging to produce at large scale at an affordable cost. Competition from other harder to abate industries.  Photo-Voltaic panels  Nuclear  E-fuels (synthetically produced from H2)  Starting point of any green fuel as it can be made by just using green electricity to power an electrolyser which splits water into H2 and O2. However, due to its storing properties it becomes challenging if a large energy storage is required.  Efficient hydrogen carrier as 1x nitrogen can bond 3x hydrogen molecules. Hazard complexity due to its toxicity. Blue ammonia can be made from natural gas, if the CO2 is captured and stored during production. Cheap alternative in the transition towards green fuels.  Same as LNG, it remains a carbon emitter if used as fuel and methane slip issues remain. If the CO2 doesn’t originate from an acceptable source of biomass or from direct air capture, it is unclear what this fuel really saves.  Same as with LNG, it emits CO2 during combustion.  (Liquid organic hydrogen carrier)  LOHC is an easy and safe way to store hydrogen in a liquid oil (6,5%wt). However, about 1/3rd of the energy is lost for the endothermic reaction to release the hydrogen from the carrier.  Hydrogen  Ammonia  E-LNG  E-methanol  LOHC  Wind-Energy  Bio-fuel & HVO  Energy density  LNG  Batteries

 Together with WinGD(1) a 2-stroke low-speed engine series is being developed  The WinGD X-DF-A dual-fuel ammonia engines have already been successfully tested at the development centre showing that NOx and N2O2 emissions are within the latest emission regulations and can easily be neutralized by an emission aftertreatment  CMB.TECH’s deep-sea ships will be fitted with these engines as off beginning 2026, allowing zero emission shipping  NH3 engines – Low speed (2-stroke)  Since 2018, CMB.TECH is developing in a joint venture with ABC Engines (1)a series of hydrogen powered medium engines  Both dual and mono fuel engines have been developed and brought to market  The power ranges from 700kW up to 2600kW  In 2020, CMB.TECH initiated the cooperation with MAN (1) to convert a V12 engine to be used onboard Hydrocat  Now, the first type approved dual fuel engine will be brought to the market which has adapted hardware to enhance the dual fuel performance(735kW up to 1250kW)  Hydroville was the first marine class approved dual fuel ship in the world powered by 2x Volvo Penta (1) engine converted by CMB.TECH  Since 2017, CMB.TECH and Volvo Penta have successfully converted aD4, D8 and D13 engine to run in dual fuel mode (up to 735kW)  With strategic partnerships and co-development with OEMs,CMB.TECH has access to the first marine H2 & NH3 powered engines  H2 engines – Medium speed (4-stroke)  H2 engines – High speed (4-stroke)  (1) These firms have not consented to the use of their names and logos in this presentation, nor have they endorsed the transaction or made any recommendations relating thereto.

 CMB.TECH’s Technology & Development Centre has 15 years ofexperience with H2 technology which is recognised by multiple OEMs  The first tests with hydrogen combustion were conducted in 2008  25 years of experience as engineering and design team with a proven trackrecord working on complex and international projects  Since 2012 the dual fuel hydrogen-diesel technology was developed. The technology was further validated and finetuned on various engines and resulted in more than 100x applications which were tested in the field.The majority of the converted vehicles were testing in a commercial,real-life environment  We have a uniquely skilled calibration team experienced in H2 combustion, which has access to multiple dyno test cells fitted with the latest emission after treatment measurement equipment  Highly skilled engineering team which can deliver a project from concept up to the production level and who worked on a long list of world’s first  Onsite capabilities at the T&D Centre:  Test rig area with pressure test equipment  Hydrogen equipped dyno test cells  Hardware in the loop test rig  Engine build & prototyping workshops  Electrical & electronics build lab   Fabrication & model studio

 CMB.TECH Industry develops land-based industrialequipment that is deployed in port areas  Heavy-duty and long endurance (up to 21h/day) industry favouring the use of dual fuel technology. Suitable equipment are:  Trucks  Port and cargo handling equipment  Locomotives   Power gensets  BeHydro Engines  Given our established partnerships with BeHydro, Volvo Penta and Ford (1), a vast majority of solutions can be offered to this niche market where often fuel cell applications have a limited use  From the equipment side, we are working with renowned partners with whom we are designing multiple cargo handlers that can offer a robust, cost-effective and low carbon port operations  Due to its long history in maritime, CMB.TECH has easy access to all major ports in the world  CMB.TECH’s dual fuel technology allows the set-up of local dual fuel workshops  These hotspots will function as flywheel for CMB.TECH’s marine hydrogen powered tugs, coasters, multi-functional port utility vessels, etc  Port Area  4  2  5  1  H2 production  or H2 import  CMB.TECH local dual fuel workshops  3  (1) These firms have not consented to the use of their names and logos in this presentation, nor have they endorsed the transaction or made any recommendations relating thereto.

 CMB.TECH Industry is an enabler for hydrogen supply and support services in port areas and offers rapid scalability

 1. Dual-fuel hydrogen-diesel trucks   The truck can always continue its operation on the proven diesel platform if H2 runs out or if there is no H2 refuelling station available.  Advantage  Conversion of the truck is done by2x technicians on 3x days.   The conversion entails the installation of 6x Type III tanks on a frame which is bolted to the chassis of the truck.    The conversion  From a customer perspective, H2 co-combustion has no compromise in range, payload, robustness, and durability, while having the ability tooffer a great emission reduction. Its cost and flexibility answers today’s needs of logistics companies for a low threshold technology  Currently we are conducting enhanced testing, together with the OEM to modify both the software and the hardware of the engine, to push the emission’s savings further.It is expected that an 80% CO2 savings can be achieved while driving at the highwayat 90km/h with full load.   Result  Conversion is realized without the need for hardware or software changes on the current diesel engine. World harmonized emissions tests witnessed by TUV Rheinland (1) show following savings in dual fuel mode:  Phase 1: Supervisory conversion  Stationary Cycle (WHSC): 21,6% of CO2 savings  Transient Cycle (WHTC): 18,3% of CO2 savings   Phase 2: Integrated conversion  (1) These firms have not consented to the use of their names and logos in this presentation, nor have they endorsed the transaction or made any recommendations relating thereto.

 2. Dual-fuel hydrogen-diesel cargo handlers  As ports are standardized around the ships, the cargo handlers have the same philosophy. What works in Antwerp will also work in Rotterdam, Hamburg, etc.  Cargo handlers often can’t drive on public roads, thereby requiring dual fuel technology in case the HRS is out for maintenance  CMB.TECH is currently working on a yard tractor, Roro tractor and a hybrid straddle carrier which will be equipped with the dual fuel technology.  Preparations for a dual fuel RTG (rubber-tired gantry) and reach stacker project have already been initiated.  The Volvo Penta D8 is the major workhorse in many cargo handlers. The emission savings realized by CMB.TECH's dual fuel technology are >80% CO2 at the sweet spot of this engine.

 3. Dual-fuel hydrogen-diesel locomotives  HyRail project for long haul  Shunting locomotive concept with BeHydro engine  To showcase the potential of the technology for long haul transport, CMB.TECH is working on the HyRail project where 2x locomotives are converted to operate with green H2 fuel in dual-fuel mode. The project includes the design, build, test, commissioning and operation of the locomotive and H2 fuel tender car  The dual fuel technology implemented uses the BeHydro V12 medium speed engine which base engine is already widely used in railway. This engine is also compatible with the GE's 7FDL12 engine making it an ideal engine for repowering projects.   In Africa alone there are 4000x locomotives that are nearing end of life, offering great forward potential for the BeHydro engines.  Railways are hard to fully electrify in port areas. Especially where the electric overhead lines cannot be used for safety reasons.Furthermore on container terminals containers, the carriages are loaded from the top.  CMB.TECH’s combustion technology allows the use of the zero-emission technology and can be implemented in the locomotive drivetrain with minimal engineering,keeping the robustness and simplicity  Our high-speed engines Volvo Penta D8 and MAN (1) V12 engines are also suitable for the smaller sized locomotives, typically used for shunting applications.  Dual fuel capability is key in order to kickstart the energy transition in railway. Our dual fuel technology can later on be converted to monofuel hydrogen and is compatible with the hybridization of locomotives.  (1) These firms have not consented to the use of their names and logos in this presentation, nor have they endorsed the transaction or made any recommendations relating thereto.

 4. Hydrogen powered gensets (dual-fuel and monofuel)  Gensets  Since 2018 CMB.TECH has put mono and dual fuel gensets into operation to power events (such as COP26) and has sold a dozen of them to Ziero, Aggreko, PlusZero and NENS-power (1)  for showcasing the technology.  In 2023, we have partnered up with e-power (land-based) and DBR(1) (marine), who are packaging our mono/dual fuel engines into a commercial applications which are offered to the market.   Power barge  Feasibility has already been conducted and new regulations force ports to offer cold ironing technology to the ships before 2030.  A mobile power barge could offer the flexibility to supply ships with clean power, everywhere at any time.  No need for expensive grid upgrade nor the investments into expensive power electronics for delivering the right Frequency/Voltage.  The power barge can also be used as a floating refuelling station for H2 powered ships. The hydrogen genset can also be installed on shore to cut emissions.   (1) These firms have not consented to the use of their names and logos in this presentation, nor have they endorsed the transaction or made any recommendations relating thereto.

 H2 Infra and the projects in Namibia

 Maritime & public H2 production & refueling station Antwerp  Mobile refueller  CMB.TECH has developed a 40ft 500bar trailer to facilitate remote refueling for all of our applications. This enables us to support the customers of our Marine & Industry division with the supply of hydrogen.  This trailer can refuel 3 x CTVs, 20 x trucks or 15 x straddle carriers. Two trailers are in operation, and two trailers are being delivered Q1 2024  Access to cheap ammonia by developing a green NH3 production project in a country with abundant availability of sun.  Selection of Namibia: stable country, significant solar potential, availability of port infrastructure, and abundant land availability  Cooperation with Namibian partner Olthaver & List (1) to incooperate local know-how into project  The PV2Fuel strategy is to start small with a realistic and concrete approach. Construction works are ongoing for our first phase, a hydrogen production project.   PV2Fuel Namibia  Offshorerefueling station  CMB.TECH’s H2 infra division offers hydrogen and ammonia fuel to its customers, either through its own production or by sourcing it from third party producers.Within H2 infra, the necessary technology and infrastructure is designed, developed and operated to produce and distribute green hydrogen and ammonia.   Using renewable wind power to produce H2 at sea to refuel ships.  Solution supports growth of Windcat  Project in feasibility phase  H2 Infra: flywheel for both marine and industry divisions  CMB.TECH has built the world’s first maritime & public H2 refueling station with onsite green H2 production whichcan be dispensed to trucks, cars, trailers, and ships (1.2 MW PEM electrolyser)  Thanks to the Antwerp production and refuelling station, CMB.TECH has gained valuable experience and insights on costs, operational and technical issues that will be used in future projects.  (1) These firms have not consented to the use of their names and logos in this presentation, nor have they endorsed the transaction or made any recommendations relating thereto.

 Visual impression H2 Infra  Ongoing construction of Hydrogen production and refuelling station in Namibia  Refuelling operation of Hydrocat with mobile refueller  Hydrogen production and refuelling station in Antwerp  Artistic impression of offshorerefuelling station

 Project description: Small-scale hydrogen and ammonia production including a hydrogen refueling station. Hydrogen production project entails 5MW solar park, 5MW electrolyser, 5,9MWh BESS, 3 compressors (3x45 kg/hr), Storage (40bar, 300bar & 500bar).  Envisaged hydrogen production of 182 ton/y. Ammonia plant will entail containerized units with a design capacity of 4 t/d.    Project ambition:   Build-up and train a local Namibian team  Get the experience with the country, the permitting and the technology in the right environment  Build-up a trustworthy reputation towards government and local communities  Show we can deliver complex projects in Namibia and that we can bring hydrogen and ammonia to the market.  Location: Plant is located in Walvis Bay (Farm 58), an industrial area close to the airport and in approximately to Port of Walvis Bay (+/- 12km). Lease agreement has been signed with Municipality of Walvis Bay for 24ha. Option agreement received for remainder of 175 ha for next project phases.   Status: Hydrogen production project is under construction. All major hydrogen equipment has been ordered and first equipment has been delivered to Walvis Bay. For ammonia production the Pre-FEED is ongoing which will be finalized in February 2024.  Envisaged timeline: Hydrogen production and refueling station will be operational mid-2024; ammonia production is targeted for end 2025.  CAPEX: Total investment of $ 40 million.  PhasedApproach  PV2Fuel Namibia has been defined in 4 phases  Phase PV2Fuel : Small scale H2 and NH3 Production     1  NH3 storage and bunkering facility  Building bunkering infrastructure   for Blue/ Green NH3   2  Small scaleGreen H2/NH3  Experience Namibia, upskilling  Namibians & build-up local reputation  1  Industrial Scale  Green H2/NH3  3  Facilitate upscaling  Green NH3   Secure long-term availability   and affordability of green NH3   4  Visit President Hage Geingob to site  Realising the first large scale building block of PV2Fuel

 Phase PV2Fuel: NH3 Terminal  2  Project description: An import/ export ammonia terminal including bunkering facilities with a storage capacity of 40.000 tons.  The terminal can be integrated into the exiting jetty operated by Namcor by adding NH3 loading lines and NH3 loading arm.   Project ambition:   Create an ammonia bunkering and storage hub to kickstart the usage of ammonia as a bunker fuel for shipping   Create a unique gateway to clean-fuels customers from a location where green ammonia can be produced at the lowest cost  Status: Front-End Engineer Design (FEED) ongoing. Non-binding MOU signed with Namcor for the existing Jetty   Envisaged timeline: Operational 2026  Location: Terminal will be located in the North Porth of Walvis Bay close to the existing Jetty. Option agreement received from Namport for an area of 113ha.  CAPEX estimation: $ 200 million   Visual impression NH3 tank terminal  Existing Jetty  NH3 storage and bunkering facility to kickstartthe usage for shipping

 1  2  3b  3a  Arandis(2000ha)  Farm 58(175ha)  Walvis Bay  (113ha)  Phase PV2Fuel: NH3 Production  Project description:  Industrial scale green ammonia production based on 930MWp solar plant,  500MW electrolyser (CF of 41%) and a total estimated ammonia production of 185kton/y   Project ambition:   Secure long-term availability of green ammonia at low-cost for our fleet by developing and investing, in cooperation with other companies, in a first industrial-scale green NH3 project.  Acquire the knowledge on green NH3 production cost for future offtake agreements   Facilitate the upscaling to several multi-GW scale projects in the region to support the world’s demand for clean fuels.   Status: PRE-FEED engineering finalized by Technip Energies and preparing Invitation to Bid for FEED engineering.  Envisaged timeline: Operational 2028  Location: Solar park and electrolysers will be located in Arandis. Produced hydrogen will be transported to Farm 58 via pipeline where it will be used to produce NH3. Farm 58 will be connected with the tank terminal via an ammonia pipeline.   CAPEX estimation : $ 2.55 billion    Namibia  Project area  SCALE  10km  H2 pipeline (80km 18”)  NH3 pipeline (5km 18”)  NH3 pipeline (12km 6”)   Project location  LEGEND:  Once the technology is proven, PV2Fuel can be scaled upwhich will result in a low-cost NH3 production  3  Phase PV2Fuel: NH3 Upscaling  Once the technology, the business model and framework agreements with suppliers, governments, contractors are proven, the technology is ready for scale up. As CMB.TECH we can support this upscaling based on our experience.  The utilisation rate of the electrolyser will drive the LCOA much less, as the cost of the electrolyser is expected to decrease drastically in the near future.   It is expected that once production can be scaled further, green ammonia can be competitive with blue and grey ammonia.  4

 Closing Remarks  Questions?

 Decarbonize today  Navigate tomorrow

 5. Annex  Focus section on H2 market and shipping

 Future energy demand: accelerating efficiencyand reducing fossil fuel dependency  In a net zero scenario, total energy supply shifts away from unabated fossil fuels while supply from low-emissions sources increases  Electrification becomes more prevalent, resulting in a cleaner power sector  Key trends shaping the future of energy:  Diminished significance of hydrocarbons  Swift growth of renewable energy sources  Amplified adoption of electrification  Escalating utilization of low-carbon hydrogen  By 2050, the hydrogen (and by extension, ammonia) market could be 20 times larger than it is today  Total final consumption by fuels  Total energy consumption by fuel in 2050 in two different scenarios  Key takeaways  Global consumption shifts away from fossil fuels to decrease carbon footprint  H2  Sources: IEA, Bloomberg, Fearnleys. These firms have not consented to the use of their names and data in this presentation, nor have they endorsed the transaction or made any recommendations relating thereto.

 Global energy demand supplied from Hydrogen (MT)  Core industries  approx. 500 GW incremental  approx. 1,300 GW incremental  approx. 3,200 GW incremental  Clean Hydrogen growth potential: energy demand supplied from hydrogen to witness north of 25% CAGR next 30 years  Sources: IEA, Hydrogen Council. These firms have not consented to the use of their names and data in this presentation, nor have they endorsed the transaction or made any recommendations relating thereto.

 Clean hydrogen has the potential to deliver up to 30% of end-use energy by 2050  Hydrogen is seen as a key technology for becoming carbon-neutral  By 2050, Hydrogen could meet 18% of total global energy demand  By 2050, hydrogen demand in the US could reach 63 million MT (14% of final energy demand)  Net-zero emission by 2050 (one of top 3 global clean H2 producers)  Reaching net-zero GHG emissions by 2050  Commitment to reach carbon-neutrality by 2060  Re-entered in theParis Agreement  Committed to becoming climate-neutral by 2050  14% hydrogen in the energy mix, or 500 GW of renewable electrolysers  Vision / Goal  Publishments   Current CMB presence  Hydrogen strategy  As % of GDP world(1)  Representing approximately 66% worldwide GDP  2%  4%  18%  25%  16%  Sources: World Bank, National strategies /. Note: (1) Data as of 2022. These firms have not consented to the use of their names and data in this presentation, nor have they endorsed the transaction or made any recommendations relating thereto.   Growth trajectory supported by national strategies:worldwide efforts to combat climate change

 Long-haul hydrogen transportation will be likely in the form of Ammonia  Distance (km)  Volume (MtH2/yr)  1 000  5 000  10 000  Repurposed pipeline  Liquid H2  Ammonia  NH3  New pipeline  H2  LHV (MJ/kg)  Volumetric density (GJ/m3)  Storage temperature (°C)  Storage pressure (bar)  Handling / Conversion complexity  NH3  18.6  12.7  1  -34  +  +  Liquid  H2  120  7.5  8.5  700  1  20  -253  +  +  Gas  Liquid  0.5  1.0  1.5  +  Transportation infrastructures eye ammonia as a safer, cost-effective means to export hydrogen in large quantities  Ammonia boasts high volumetric H2 density (17.6 wt%) and a 1.5x higher heating value compared to pure liquid H2, making it an attractive option  Its stability and lower energy requirement for liquefaction add to its appeal over pure H2  Ammonia leverages established synthesis technology and existing supply chains, streamlining its integration  The potential for ammonia extends to transportation, notably in marine bunkering, as engine manufacturers work on dual-fuel systems incorporating ammonia for ships' internal combustion engines  Key takeaways  Sources: Roland Berger, Wood Mackenzie, Irena. These firms have not consented to the use of their names and data in this presentation, nor have they endorsed the transaction or made any recommendations relating thereto.

 Alternative fuel adoption in today’s maritime industry is shaping tomorrow’s conventional fuel independence by 2050  Ships in operation  Ships on order  H2  +  A fuel technology transition is already underway in the maritime industry and gathering pace while the search for solutions continues  For ships in operation, 6.52% of tonnage can now operate on alternative fuels, compared to 5.5% last year  The uptake of methanol and LPG is starting to be effective, together with the first hydrogen-fueled newbuilds  Several demonstration projects for ammonia-fueled ships are also ongoing nowadays and some preparation for potential conversion to ammonia propulsion has been done at the newbuild stage  The uptake of vessels capable of operating with ammonia as a primary fuel is expected to gather pace in the coming years with the development of the technology  Sources: DNV, McKinsey & Company, Mærsk Mc-Kinney Møller Center / Note: (1) As of July 2023. These firms have not consented to the use of their names and data in this presentation, nor have they endorsed the transaction or made any recommendations relating thereto.  Alternative fuel uptake in the world fleet by gross tonnage(1)  Expectations of the main shipping players on the future fuel sources

 5. Annex  Fleet List

 Fleet List (1/3)  #  Ship's name  Built  Type  Size  Shipyard  H2/NH3  1  Mineral Belgie  Jul-23  Newcastlemax bulk carrier  210.000 dwt  Qingdao Beihai  Super-Eco (MAN)  2  Mineral Nederland  Aug-23  Newcastlemax bulk carrier  210.000 dwt  Qingdao Beihai  Super-Eco (MAN)  3  Mineral Luxembourg  Jan-24  Newcastlemax bulk carrier  210.000 dwt  Qingdao Beihai  Super-Eco (MAN)  4  Mineral France  Jan-24  Newcastlemax bulk carrier  210.000 dwt  Qingdao Beihai  Super-Eco (MAN)  5  Mineral Deutschland  May-24  Newcastlemax bulk carrier  210.000 dwt  Qingdao Beihai  Super-Eco (MAN); NH3 Ready  6  Mineral Italia  Jul-24  Newcastlemax bulk carrier  210.000 dwt  Qingdao Beihai  Super-Eco (MAN); NH3 Ready  7  Mineral Danmark  Jul-24  Newcastlemax bulk carrier  210.000 dwt  Qingdao Beihai  Super-Eco (MAN); NH3 Ready  8  Mineral Eire  Aug-24  Newcastlemax bulk carrier  210.000 dwt  Qingdao Beihai  Super-Eco (MAN); NH3 Ready  9  Mineral Hellas  Sep-24  Newcastlemax bulk carrier  210.000 dwt  Qingdao Beihai  Super-Eco (MAN); NH3 Ready  10  Mineral Espana  Oct-24  Newcastlemax bulk carrier  210.000 dwt  Qingdao Beihai  Super-Eco (MAN); NH3 Ready  11  Mineral Portugal  Nov-24  Newcastlemax bulk carrier  210.000 dwt  Qingdao Beihai  Super-Eco (WINGD); NH3 Ready  12  Mineral Osterreich  Dec-24  Newcastlemax bulk carrier  210.000 dwt  Qingdao Beihai  Super-Eco (WINGD); NH3 Ready  13  Mineral Sverige  Mar-25  Newcastlemax bulk carrier  210.000 dwt  Qingdao Beihai  Super-Eco (WINGD); NH3 Ready  14  Mineral Suomi  May-25  Newcastlemax bulk carrier  210.000 dwt  Qingdao Beihai  Super-Eco (WINGD); NH3 Ready  15  Mineral Polska  Jul-25  Newcastlemax bulk carrier  210.000 dwt  Qingdao Beihai  Super-Eco (WINGD); NH3 Ready  16  Mineral Cesko  Sep-25  Newcastlemax bulk carrier  210.000 dwt  Qingdao Beihai  Super-Eco (WINGD); NH3 Ready  17  Mineral Slovensko  Sep-25  Newcastlemax bulk carrier  210.000 dwt  Qingdao Beihai  Super-Eco (WINGD); NH3 FITTED  18  Mineral Slovenija  Oct-25  Newcastlemax bulk carrier  210.000 dwt  Qingdao Beihai  Super-Eco (WINGD); NH3 FITTED  19  Mineral Malta  Nov-25  Newcastlemax bulk carrier  210.000 dwt  Qingdao Beihai  Super-Eco (WINGD); NH3 FITTED  20  Mineral Kypros  Dec-25  Newcastlemax bulk carrier  210.000 dwt  Qingdao Beihai  Super-Eco (WINGD); NH3 FITTED  21  Mineral Eesti  Jan-26  Newcastlemax bulk carrier  210.000 dwt  Qingdao Beihai  Super-Eco (WINGD); NH3 FITTED  22  Mineral Latvija  Mar-26  Newcastlemax bulk carrier  210.000 dwt  Qingdao Beihai  Super-Eco (WINGD); NH3 FITTED  23  Mineral Lietuva  Mar-26  Newcastlemax bulk carrier  210.000 dwt  Qingdao Beihai  Super-Eco (WINGD); NH3 FITTED  24  Mineral Magyar  May-26  Newcastlemax bulk carrier  210.000 dwt  Qingdao Beihai  Super-Eco (WINGD); NH3 FITTED  25  Mineral Romania  Jun-26  Newcastlemax bulk carrier  210.000 dwt  Qingdao Beihai  Super-Eco (WINGD); NH3 FITTED  26  Mineral Balgariya  Sep-26  Newcastlemax bulk carrier  210.000 dwt  Qingdao Beihai  Super-Eco (WINGD); NH3 FITTED  27  TBN 5.000 dwt  2026  General cargo  5.000 dwt  Dung Quat   Super-Eco ; H2 FITTED  28  TBN 5.000 dwt  2026  General cargo  5.000 dwt  Dung Quat   Super Eco ; H2 FITTED  #  Ship's name  Built  Type  Size  Shipyard  H2/NH3  1  CMA CGM Masai Mara  Jun-23  Container vessel  6.000 TEU  Yangfan Shipyard  Super-Eco (MAN); NH3 Ready  2  CMA CGM Zingaro  Jan-24  Container vessel  6.000 TEU  Yangfan Shipyard  Super-Eco (MAN); NH3 Ready  3  CMA CGM Etosha  Jun-24  Container vessel  6.000 TEU  Yangfan Shipyard  Super-Eco (MAN); NH3 Ready  4  CMA CGM Dolomites  Aug-24  Container vessel  6.000 TEU  Yangfan Shipyard  Super-Eco (MAN); NH3 Ready  5  TBN 1.400 TEU  2026  Container vessel  1.400 TEU  Yangfan Shipyard  Super-Eco (WinGD); NH3 FITTED  #  Ship's name  Built  Type  Size  Shipyard  H2/NH3  1  Bochem Houston  Jun-23  Chemical tanker  25.000 dwt  CMJL Dingheng  Super-Eco (MAN); NH3 Ready  2  Bochem Rotterdam  Oct-23  Chemical tanker  25.000 dwt  CMJL Dingheng  Super-Eco (MAN); NH3 Ready  3  Bochem Casablanca  Apr-24  Chemical tanker  25.000 dwt  CMJL Dingheng  Super-Eco (MAN); NH3 Ready  4  Bochem Shanghai  Jun-24  Chemical tanker  25.000 dwt  CMJL Dingheng  Super-Eco (MAN); NH3 Ready  5  Bochem New Orleans  Jul-24  Chemical tanker  25.000 dwt  CMJL Dingheng  Super-Eco (MAN); NH3 Ready  6  Bochem Brisbane  Sep-24  Chemical tanker  25.000 dwt  CMJL Dingheng  Super-Eco (MAN); NH3 Ready  7  Bochem TBN  2025  Chemical tanker  25.000 dwt  CMJL Dingheng  Super-Eco (MAN); NH3 Ready  8  Bochem TBN  2025  Chemical tanker  25.000 dwt  CMJL Dingheng  Super-Eco (MAN); NH3 Ready  6,000 TEU  1+3   1,400 TEU  0+1   Newcastlemax  2+24   Chemical tankers  2+6   #  Ship's name  Built  Type  Size  Shipyard  H2/NH3  1  Hydroville  2017  Ferry  16 pax  BW Seacat  Volvo Penta H2 fitted  2  HydroBingo  2020  Ferry  80 pax  TFC  Volvo Penta H2 fitted  3  HydroTug  2023  Tugboat  65 tbp  Armon Shipyard  BeHydro H2 fitted  Other  3  0+2  5.000 dwt

 #  Ship's name  Built  Type  Size  Shipyard  H2/NH3  1  Windcat 1  24/02/2004  CTV  3  AF Theriault  Volvo D16  2  Windcat 2  26/04/2005  CTV  1  AF Theriault  Volvo D12  3  Windcat 3  29/03/2005  CTV  1  AF Theriault  Volvo D12  4  Windcat 4  02/11/2005  CTV  1  AF Theriault  Volvo D12  5  Windcat 6  11/07/2007  CTV  2  AF Theriault  Volvo D16  6  Windcat 7  30/05/2007  CTV  2  Island Boats Inc  Volvo D16  7  Windcat 10  19/05/2008  CTV  3XLR  AF Theriault  Volvo D16  8  Windcat 11  22/07/2008  CTV  3XL  AF Theriault  Volvo D16  9  Windcat 14  30/03/2009  CTV  3  Dok en Scheepsbouw Woudsend  Volvo D16  10  Windcat 15  30/03/2009  CTV  3XLR  Dok en Scheepsbouw Woudsend  Volvo D16  11  Windcat 16  01/10/2008  CTV  3  AF Theriault  Volvo D16  12  Windcat 17  02/03/2009  CTV  3XLR  AF Theriault  Volvo D16  13  Windcat 18  11/05/2009  CTV  3XLR  AF Theriault  Volvo D16  14  Windcat 19  24/03/2008  CTV  3XLR  AF Theriault  Volvo D16  15  Windcat 20  07/09/2009  CTV  3  Dok en Scheepsbouw Woudsend  Volvo D16  16  Windcat 21  25/02/2010  CTV  3  AF Theriault  MTU 8V  17  Windcat 22  05/02/2010  CTV  3XL  Dok en Scheepsbouw Woudsend  Volvo D16  18  Windcat 23  25/05/2010  CTV  3  AF Theriault  MTU 8V  19  Windcat 24  09/06/2010  CTV  3XLR  Dok en Scheepsbouw Woudsend  MTU 8V  20  Windcat 25  01/12/2010  CTV  3  Dok en Scheepsbouw Woudsend  MTU 8V  21  Windcat 26  06/04/2011  CTV  3  Dok en Scheepsbouw Woudsend  MTU 8V  22  Windcat 27  06/04/2011  CTV  3  AF Theriault  MTU 8V  23  Windcat 28  15/03/2012  CTV  3  Dok en Scheepsbouw Woudsend  MTU 8V  24  Windcat 29  18/08/2011  CTV  3XL  AF Theriault  MTU 8V  25  Windcat 30  25/10/2012  CTV  3RW  Dok en Scheepsbouw Woudsend  Volvo D16  26  Windcat 31  10/04/2013  CTV  3RW  Dok en Scheepsbouw Woudsend  Volvo D16  27  Windcat 32  09/07/2013  CTV  3RW  Dok en Scheepsbouw Woudsend  Volvo D16  28  Windcat 33  14/12/2013  CTV  3RW  Dok en Scheepsbouw Woudsend  Volvo D16  29  Windcat 34  18/10/2013  CTV  3.2XL  Dok en Scheepsbouw Woudsend  Volvo D16  30  Windcat 35  02/04/2014  CTV  3,2  Dok en Scheepsbouw Woudsend  Volvo D16  31  Windcat 36  15/09/2014  CTV  3,2  Dok en Scheepsbouw Woudsend  Volvo D16  32  Windcat 37  20/02/2015  CTV  3.2XL  Dok en Scheepsbouw Woudsend  Volvo D16  33  Windcat 38  05/07/2015  CTV  3,2  Dok en Scheepsbouw Woudsend  Volvo D16  #  Ship's name  Built  Type  Size  Shipyard  H2/NH3  34  Windcat 39  15/01/2016  CTV  3,2  Dok en Scheepsbouw Woudsend  Volvo D16  35  Windcat 40  20/04/2017  CTV  3,5  Dok en Scheepsbouw Woudsend  MTU 8V  36  Windcat 41  22/01/2018  CTV  3,5  Dok en Scheepsbouw Woudsend  MTU 8V  37  Windcat 42  29/06/2018  CTV  3.5  Dok en Scheepsbouw Woudsend  MTU 8V  38  Windcat 43  19/11/2018  CTV  3.5  Dok en Scheepsbouw Woudsend  MTU 8V  39  Windcat 44  25/04/2019  CTV  3.5  Dok en Scheepsbouw Woudsend  MTU 8V  40  Windcat 45  15/09/2019  CTV  3.5  Dok en Scheepsbouw Woudsend  MTU 8V  41  Windcat 46  20/03/2020  CTV  3.5  Dok en Scheepsbouw Woudsend  MTU 8V  42  Windcat 47  30/09/2020  CTV  3.5  Dok en Scheepsbouw Woudsend  MTU 8V  43  Windcat 48  25/10/2021  CTV  H2  Dok en Scheepsbouw Woudsend  MAN H2 fitted  44  Windcat 49  15/07/2021  CTV  3.5  Dok en Scheepsbouw Woudsend  MAN H2 ready  45  Windcat 50  31/03/2022  CTV  3.5  Dok en Scheepsbouw Woudsend  MTU 8V  46  Windcat 51  10/05/2022  CTV  3.5  Dok en Scheepsbouw Woudsend  MTU 8V  47  Windcat 52  12/01/2022  CTV  3.5  Neptune Shipyards  MAN H2 ready  48  Windcat 53  14/07/2022  CTV  3,5  Neptune Shipyards  MAN H2 ready  49  Windcat 54  09/12/2022  CTV  3,5  Neptune Shipyards  MAN H2 ready  50  Windcat 55  09/01/2023  CTV  3,5  Kuipers Wouds.  MAN H2 fitted  51  Windcat 56  01/01/2024  CTV  3,5  Neptune Shipyards  MAN H2 ready  52  Windcat 57  01/03/2024  CTV  3,5  Dok en Scheepsbouw Woudsend  MAN H2 ready  63  Windcat 58  01/08/2024  CTV  5  Dok en Scheepsbouw Woudsend  MAN H2 fitted  54  Windcat 59  01/11/2024  CTV  5  Neptune Shipyards  MAN H2 ready  55  Windcat 60  01/12/2024  CTV  5  Dok en Scheepsbouw Woudsend  MAN H2 fitted  56  Windcat 101  01/04/2011  CTV  4  Bloemsma & van Bremen  MTU 8V  57  Dorothea  21/02/2011  CTV  X  South Boats Special Projects  Scania D16  #  Ship's name  Built  Type  Size  Shipyard  H2/NH3  1  CSOV 552205  May-25  CSOV  120 pax  Damen Vietnam  H2 powered  2  CSOV 552206  Jul-25  CSOV  120 pax  Damen Vietnam  H2 powered  3  CSOV 552207  Oct-25  CSOV  120 pax  Damen Vietnam  H2 powered  4  CSOV XXX  2026  CSOV  120 pax  Damen Vietnam  H2 powered  5  CSOV XXX  2026  CSOV  120 pax  Damen Vietnam  H2 powered  (*)  CSOV XXX Option  2026  CSOV  120 pax  Damen Vietnam  H2 powered  CTV  CSOV  52+5   0+5  Fleet List (2/3)

 #  Ship's name  Built  Type  Size  Shipyard  1  FSO Africa  2002  FSO  432,023  Daewoo  2  FSO Asia  2002  FSO  432,023  Daewoo  #  Ship's name  Built  Type  Size  Shipyard  1  Brest  2024  Suezmax  156,851  Hyundai Samho Heavy Industries Co., Ltd.  2  Bristol  2024  Suezmax  156,851  Hyundai Samho Heavy Industries Co., Ltd.  3  Brugge  2023  Suezmax  156,851  Hyundai Samho Heavy Industries Co., Ltd.  4  Cap Corpus Christi  2018  Suezmax  156,600  Hyundai  5  Cap Felix  2008  Suezmax  158,765  Samsung  6  Cap Lara  2007  Suezmax  158,826  Samsung  7  Cap Pembroke  2018  Suezmax  156,600  Hyundai  8  Cap Port Arthur  2018  Suezmax  156,600  Hyundai  9  Cap Quebec  2018  Suezmax  156,600  Hyundai  10  Cap Theodora  2008  Suezmax  158,819  Samsung  11  Cap Victor  2007  Suezmax  158,853  Samsung  12  Captain Michael  2012  Suezmax  157,648  Samsung  13  Cedar  2022  Suezmax  157,310  Daehan Shipbuilding Co. Ltd.  14  Cypress  2022  Suezmax  157,310  Daehan Shipbuilding Co.,Ltd.  15  Fraternity  2009  Suezmax  157,714  Samsung  16  H5088  2024  Suezmax  156,790  DH Shipbuilding Co., Ltd.  17  H5089  2024  Suezmax  156,790  DH Shipbuilding Co., Ltd.  18  HXXXX  2026  Suezmax     DH Shipbuilding Co., Ltd.  19  HXXXX  2026  Suezmax     DH Shipbuilding Co., Ltd.  20  Maria  2012  Suezmax  157,523  Samsung  21  Sapphira  2008  Suezmax  150,205  Universal  22  Selena  2007  Suezmax  150,205  Universal  23  Sienna  2007  Suezmax  150,205  Universal  24  Sofia  2010  Suezmax  165,000  Hyundai  25  Statia  2006  Suezmax  150,205  Universal  26  Stella  2011  Suezmax  165,000  Hyundai  #  Ship's name  Built  Type  Size  Shipyard  1  Aegean  2016  VLCC  299,999  Hyundai  2  Alsace  2012  VLCC  320,350  Samsung  3  Antigone  2015  VLCC  299,421  Hyundai  4  Daishan  2007  VLCC  306,005  Daewoo  5  Dalma  2007  VLCC  306,543  Daewoo  6  Dia  2015  VLCC  299,999  Daewoo  7  Donoussa  2016  VLCC  299,999  Daewoo  8  Hakata  2010  VLCC  302,550  Universal  9  Hakone  2010  VLCC  302,624  Universal  10  Hirado  2011  VLCC  302,550  Universal  11  Hojo  2013  VLCC  302,965  JMU  12  Ilma  2012  VLCC  314,000  Hyundai  13  Ingrid  2012  VLCC  314,000  Hyundai  14  Iris  2012  VLCC  314,000  Hyundai  15  Nectar  2008  VLCC  307,284  Dalian  16  Newton  2009  VLCC  307,284  Dalian  17  Noble  2008  VLCC  307,284  Dalian  18  TK300K-1  2026  VLCC  319,000  Qingdao Beihai Shipyard  19  TK300K-2  2026  VLCC  319,000  Qingdao Beihai Shipyard  20  TK300K-3  2026  VLCC  319,000  Qingdao Beihai Shipyard  VLCC  Suezmax  Storage  17+3   22+4   2   Fleet List (3/3)